EIGHT CONSECUTIVE YEARS OF RECORD REVENUES AND GROSS PROFITS

KV PHARMACEUTICAL

Annual Report 2003

An Enhanced Formula For Delivering Value



About Our Cover and Company

Artist Eleanor Schimmel renders a dramatic vision of kinetic energy in a painting titled "Before the Beginning." We share her feelings of bold, momentous gestures and celebrate the evolution of our Company.

Constantly in motion, we spawn our growth through our strong finanacial position, our pursuit of strategic acquisitions and our development of new technologies. The Company builds from its core competencies and blossoms forth with enhanced formulas of proprietary drug delivery technologies.

A globe revolving on its axis constantly returns to its starting point — transforming each revolution into a new dynamic stage. We continue our momentum and return to our daily goal of delivering shareholder growth and value in this, our eighth consecutive year of record revenues and gross profits.

Table of Contents

Financial Highlights

($ in thousands, except per share data)

Years Ended March 31,	**2003**	2002	2001	2000	1999
Income Results					
Net Revenues	**$ 244,996**	$ 204,105	$ 177,767	$ 142,734	$ 112,853
Gross Profit	**150,469**	123,702	107,104	79,288	51,438
Net Income	**28,110** (a)	31,464	23,625	24,308 (b)	23,340 (b)
Net Income per Share					
Basic	**0.84** (a)	1.03	.80	.85 (b)(c)	.84 (b)(c)
Diluted	**0.82** (a)	.98	.74	.80 (b)(c)	.78 (b)(c)

(a) Net income in fiscal 2003 includes a reserve of $16.5 million for potential damages associated with a lawsuit. The impact of the litigation reserve, net of the applicable tax effect, was to reduce net income by $10.4 million, or $0.30 per diluted share.

(b) Net income in fiscal 2000 and 1999 includes gains associated with $7.0 million and $13.3 million arbitration awards, respectively. The awards, net of applicable income taxes and expenses, were $3.9 million and $8.0 million in fiscal 2000 and 1999, respectively.

(c) Net income per common share has been restated to reflect a 3 for 2 stock split that occurred on September 7, 2000.

Financial Position					
Total Assets	**$ 352,668**	$ 195,192	$ 151,417	$ 140,385	$ 127,990
Long-Term Debt	**10,106**	4,387	5,080	16,779	31,491
Shareholders' Equity	**260,616**	158,792	125,942	97,799	67,548


Net Revenues
Millions
250
200
150
100
50
$177.8
$204.1
$245.0
'01
'02
'03


Gross Profit
Millions
200
150
100
50
$107.1
$123.7
$150.5
'01
'02
'03


Shareholders' Equity
Millions
300
250
200
150
100
50
$125.9
$158.8
$260.6
'01
'02
'03



To Our Shareholders

This past year our Company achieved our eighth consecutive year of record revenues and gross profit;

received FDA approvals and successfully marketed seven exciting new ANDA products;

added to our already burgeoning pipeline of both generic and branded products;

completed a successful stock offering in July 2002 that significantly increased the Company's available cash to pursue corporate development opportunities despite extremely difficult market conditions;

completed nine brand product acquisitions; and delivered another year of strong financial performance.


Eight Years of Net Revenue Growth
Millions
250
200
150
100
50
$49.7
$57.9
$97.7
$112.9
$142.7
$177.8
$204.1
$245.0
'96
'97
'98
'99
'00
'01
'02
'03

Our Momentum Continues

These accomplishments and others achieved in fiscal 2003 and in early fiscal 2004 reflect and validate KV's "formula" as described on the cover of this year's annual report — of "creating and delivering value to shareholders". It's a formula built upon the core competency of our innovative drug delivery technologies used to develop and market innovative, quality, and cost-effective pharmaceutical products. The formula has produced continued strong returns for a dozen years at our ETHEX Corporation generic unit, and in recent years we've enhanced that formula by building a profitable, growing branded business — Ther-Rx Corporation — that has added a new engine to power KV's growth.

The continued strong financial performance in fiscal 2003 once again demonstrates the value of the KV formula to produce results for our shareholders.

Revenues Climb 20%; Gross Profit Up 22%

Revenues for fiscal 2003 were up 20%, or $40.9 million, to $245.0 million, compared to fiscal 2002 revenues of $204.1 million. Before the impact of a previously announced litigation reserve of $16.5 million or $10.4 million after tax, net income was up 23%, or $7.1 million to $38.6 million, over last fiscal year's net income of $31.5 million. Including the litigation reserve, net income decreased 11%, or $3.4 million to $28.1 million. Earnings per diluted share, excluding the litigation reserve, increased 14%, to a record $1.12 per share, compared to $0.98 per share in the prior fiscal year. With the litigation reserve, earnings per diluted share for fiscal 2003 was $0.82, a decrease of 16%.

The Company's branded and generic subsidiaries continued to perform exceptionally well. ETHEX grew revenue by 27.5%, reaping the benefits of seven new ANDA approvals received during calendar 2002, and ended fiscal 2003 with over 100 products. ETHEX introduced more than 10 new products for the ninth consecutive year and has a vibrant pipeline of more than 35 generic products in various phases of development. Ther-Rx posted revenue growth of 8%, reflecting market share increases of its two leading franchises. The PreCare® line of prenatal vitamins which increased by 6% and Gynazole-1®, the unique one-dose anytime treatment vaginal antifungal cream which increased 53%.

Research and Development Expenses Increased 79%

These financial results are even more noteworthy when considering the stepped-up investments the Company is making in research and development. During fiscal 2003, research and development expenditures increased 79% over fiscal 2002 levels, to $19.1 million. These projected increases were announced in early fiscal 2003 to support expanded efforts to develop innovative, breakthrough branded pharmaceutical products utilizing KV's drug delivery technologies. We expect research and development expenditures during fiscal 2004 to increase up to an additional 30% over the 79% increase in research and development expenditures during fiscal 2003.

Simultaneous with expanding our internal R&D effort, we are also continually evaluating and pursuing strategic acquisition opportunities. These corporate development opportunities resulted in our concluding two important transactions right at the end of our fiscal year.

Nine Recent Brand Product Acquisitions

At year-end we successfully completed the acquisition of nine products in two separate transactions for total consideration of approximately $41.3 million. These products had approximately $16 million of revenues for the trailing 12 months prior to the acquisition. The acquisitions include two leading franchises of branded hematinic products, Chromagen® and Niferex®, as well as the StrongStart® prenatal vitamin product line, which added to a category in which Ther-Rx is already the market leader under its PreCare® franchise.

We believe that these hematinic franchises, which are used to treat iron deficiency, can be successfully reinvigorated and grown with better technology and targeted marketing. In Chromagen® and Niferex®, the Company has acquired two dominant brands in a segment that has a proven base of physician support, but which we believe to date has been undermarketed. We expect to apply our drug delivery and formulation expertise to both product lines, similar to our successful track record in finding and reinvigorating underserved pharmaceutical categories, such as what was accomplished with the PreCare® Caplet acquisition that has now grown to be the number one branded prenatal vitamin line in the marketplace today.


ETHEX Net Revenues
Millions
175
150
125
100
75
50
25
$132.2
$141.0
$179.7
'01
'02
'03


Ther-Rx Net Revenues
Millions
45
40
35
30
25
20
15
10
5
$25.2
$40.4
$43.7
'01
'02
'03

The acquired product lines are expected to be relaunched during fiscal 2004 with dedicated promotional and sampling activity. The Company expects the group of products will be accretive to KV's earnings in fiscal 2004.

Enhanced Liquidity and Financial Flexibility

In fiscal 2003, we laid the groundwork for the hematinic acquisitions when we completed a public offering of 3,285,000 shares of Class A Common Stock, which raised approximately $72.4 million for the Company. Although this offering was conducted in an extremely difficult market environment, we were able to add $72.4 million to our cash position and at the same time attract a number of new investors who recognize KV's track record of performance and our enhanced formula for growth that creates shareholder value.

In May 2003 we again went to the financial market completing a private placement of $200 million of Contingent Convertible Subordinated Notes due 2033. This offering took advantage of today's interest rates capturing a low coupon rate of 2.5% and an excellent 37.5% conversion premium over the closing market price on the day of the offering. Furthermore, based on exceptional investor demand, we were able to increase the size of the offering from the originally contemplated $130 million level to $200 million. The Convertible Notes offering, along with the remaining proceeds from last summer's stock offering, puts KV in a very advantageous position of being able to evaluate and consider a broader range of acquisition opportunities while continuing to fully fund the development and testing of our strong product pipeline.

Licensing Results

In addition to expanding our business through internal product development and acquisitions, the Company is also advancing its out-licensing program in order to maximize the return on all of its products on a global basis.

With our Canadian marketing partner, Technilab, we secured approval for a new KV-developed, controlled release oral morphine product which is the generic equivalent in Canada to MS Contin® (Purdue Frederick) and is indicated for the relief of moderate to severe pain. This product is targeted at a Canadian narcotic analgesic market estimated to have annual sales of $175 million.

We also increased the visibility and potential revenue growth of our important Gyanzole-1® product through the conclusion of a licensing agreement with OM Pharma for the marketing of Gynazole-1® in Switzerland, 12 Latin American countries and 11 Middle Eastern Countries. This agreement, when added to previously announced licensing agreements for Gynazole-1®, brings to 49 the number of countries in which we would expect to see the launch of Gynazole-1®. The first of these international agreements to go into effect was in Brazil and resulted in a product approval and launch near fiscal year-end.

We are also continuing to work with our partner, FemmePharma, who is developing a technology enhanced product that will serve an estimated $2 billion endometriosis market that has a significant need for therapy alternatives. The product is planned for marketing by Ther-Rx.

We believe that these efforts from the past year, as well as our ongoing efforts in the areas of internal technology and product development, product acquisitions, out-licensing, and co-development partnerships for additional products all provide multiple avenues for revenue growth as we move into fiscal 2004 and beyond.

Corporate Governance

Our Company remains committed to protecting the value being created for shareholders through effective corporate governance. We have for many years, established and adhered to policies and procedures of good corporate governance. We are continually adding to them where appropriate to meet the most current requirements to achieve "best practices" in the corporate governance arena.

In conjunction with these efforts, independent board members comprise more than half of the membership of our current Board of Directors. Our Audit Committee is comprised entirely of independent Board members, and chaired by a Board member who is a Certified Public Accountant. Our Company has had a written Standard of Business Ethics Policy and a Compliance Officer since 1995.

Looking Ahead

As we move forward into fiscal 2004, we are striving to continue the momentum we have been able to build in recent years. We plan to continue to increase shareholder value by doing what we do best — capitalizing on our proven ability to internally develop, manufacture and market new products and by leveraging our strong financial position to pursue additional strategic acquisitions for both our branded and generic marketing companies.

We have built an exceptional team of talented and hard-working employees who are proudly committed to the continued development, manufacture and marketing of innovative, quality pharmaceutical products for the physicians, pharmacists and patients who rely upon our products. Outstanding people are the drivers who transform our goals into reality.

We look forward to an exciting and profitable new year for your Company in fiscal 2004. Thank you for your continued support as our momentum continues to bring added value and growth to you, our shareholders.


As We

Marc S. Hermelin
Vice Chairman of the Board and Chief Executive Officer

Victor M. Hermelin
Chairman of the Board


move forward...

As we move forward into fiscal 2004, we are striving to continue the momentum we have been able to build in recent years. We plan to continue to increase shareholder value by doing what we do best — capitalizing on our proven ability to internally develop, manufacture and market new products and by leveraging our strong financial position to pursue additional strategic acquisitions for both our branded and generic marketing companies.

20% increase in net revenues to $245.0 million

22% increase in gross profit contribution to $150.5 million

19% increase in research and development expenditures to $19.1 million

21% increase in operating income to $59.4 million (excluding the litigation reserve of $16.5 million), with the litigation reserve, operating income decreased 13%

23% increase in net income to $38.6 million (excluding litigation reserve, after tax, of $10.4 million), with the litigation reserve, net income decreased 11%

64% increase in shareholders' equity to $260.6 million

173% increase in operating cash flow to $43.3 million

No cash borrowings under our $60 million unsecured lines of credit

Over $230 million of cash on hand as of May, 2003

Financial Highlights

Financial Condition

Fiscal 2003 was another exciting year at KV. We achieved a record level of revenues and solid operating results for the eighth consecutive year. More importantly, we continued to solidify the future of our Company through strategic investments and increased financial flexibility.

On March 31, 2003, we completed two separate acquisitions for a total of nine brand-name products. We acquired the Chromagen® hematinic and the StrongStart® prenatal vitamin product lines from a subsidiary of Altana Pharma AG (Altana) and the Niferex® hematinic product line from Schwarz Pharma. The total cost for the nine products acquired was approximately $41.3 million. For the 12 months prior to the acquisition, these products generated approximately $16 million in revenues. We expect to apply our drug delivery and formulation expertise to reinvigorate both hematinic product lines.

In fiscal 2003, KV accelerated its R&D programs as it pursued a fast-growing pipeline of high potential product opportunities in both its brand and generic drug groups. This year alone, we committed to an increased research and development spending level of 79% over the previous fiscal year to $19.1 million. We expect to continue to provide enhanced levels of research and development spending as we move forward into fiscal 2004 and beyond, planning as much as a 30% additional increase in fiscal 2004.

Our commitment to Research and Development has resulted in a deep and exciting product pipeline both internally developed and externally sourced through partnerships. Our efforts continue to bear fruit in both the generic and branded subsidiaries as evidenced by the following highlights.

For our ETHEX generic/non-branded marketing subsidiary we have launched 40 internally developed products over the last three years and have more than 35 products currently in our pipeline at various stages of development, as well as additional products awaiting approval at the Food and Drug Administration.

We expect to receive approvals during fiscal 2004 as well as to submit additional other applications to the agency during the year.

On the generic side of our business, we also have nine additional products being developed by drug delivery partners, which could add products in markets which have branded market sizes today of approximately $2.5 billion. The first of these products could begin to be marketed in fiscal 2005.

For our Ther-Rx branded marketing subsidiary we have 9 products at various stages of development in our internal development pipeline.

In addition to continuing to move our own products forward through development and clinical testing, the Company has also entered into a license agreement with FemmePharma, Inc. for an important product in women's healthcare. The initial product covered by this agreement is intended for use in the treatment of endometriosis, a disease affecting an estimated 11 million women in the United States and 89 million worldwide. The treatment market is estimated to be $2 billion in the U.S. alone. KV's exclusive marketing rights cover North America and certain foreign countries. Phase II clinical trials on this product are currently ongoing and are being managed by FemmePharma.

We are committed to the ongoing development of new and next generation technologies to fulfill unmet needs in therapeutic areas where we believe drug delivery technologies have been underutilized. In so doing, we are creating enhanced products that meet important medical needs, and at the same time creating value for our shareholders.

By having the ability to draw on four separate technology platforms, we believe our drug delivery capabilities are unmatched today among other specialty pharmaceutical companies.

Oral Controlled Release

The three oral controlled release systems KV has developed can be tailored to the desired release profile for a given drug. The release profile is dependent on many parameters, such as desired pharmacological profile, drug solubility, protein binding and site of absorption. Our patented oral controlled release systems include:



KV/24®

A drug delivery system that can encapsulate one or more compounds into particles and matrices that release drugs to be absorbed over an 18 – 24 hour period.

METER RELEASE®

A drug delivery system for products that require release and absorption over an 8 – 12 hour period.

MICRO RELEASE®

A drug delivery system that employs smaller particles than KV/24® or METER RELEASE®.

Tastemasking

The three tastemasking systems developed by KV can improve the taste of unpleasant drugs, whether used in a liquid, chewable or dry powder formulation. Our patented tastemasking technologies include:

FlavorTech®

A tastemasking system for liquid dosage forms.

MicroMask™

A tastemasking system for sachets and chewable quick dissolving, or effervescent tablets for use with ingredients known to be bitter or irritating.

LIQUETTE®

A tastemasking system that uses liquid applications for both mild to moderately distasteful drugs where low manufacturing costs are particularly important.

KV has developed 15 different drug delivery systems that fall into four distinct technology platforms including: Oral Controlled Release, Tastemasking, Quick Dissolve, and Site Specific Bio-Adhesion.

...another year of solid growth

Our balance sheet was strengthened by $43.3 million of net cash flow from operating activities and $72.4 million of net proceeds received from a public offering of approximately 3.3 million shares of our Class A common stock during July 2002. We used our positive cash flow to:

- fund a 79% increase in research and development costs;
- acquire the Chromagen®, StrongStart® and Niferex® product lines;
- invest in the development of a technology enhanced product that is being developed with FemmePharma, Inc. to treat endometriosis;
- upgrade and expand our pharmaceutical manufacturing and distribution capabilities with $16.1 million of capital expenditures; and
- improve our overall liquidity position.

During the year, our total assets grew 81% to $352.7 million and our working capital increased 69% to $137.9 million. As a result of our continued outstanding financial performance coupled with the impact of the stock offering, shareholders' equity increased 64% to $260.6 million.

In April 2003, we invested $8.8 million in the acquisition of a building that consists of approximately 275,000 square feet of additional office, production, distribution and warehouse space. The purchase of the building was financed by a term loan secured by the property. The building mortgage bears interest at 5.3% and is due in April 2008.

During May 2003, we significantly improved our financial flexibility by issuing $200.0 million of Contingent Convertible Subordinated Notes (the Notes) that are convertible, under certain circumstances, into shares of our Class A common stock at a conversion price of $34.51 per share. The Notes bear interest at a rate of 2.50% and mature on May 16, 2033. Holders may require us to repurchase their Notes on May 16, 2008, 2013, 2018, 2023 and 2028. The net proceeds to us were approximately $194.0 million, after deducting underwriting discounts, commissions and offering expenses. A portion of the proceeds from the offering were used to purchase $50.0 million of our Class A common stock, with the remaining proceeds to be used to fund future acquisitions of products, technologies and businesses, and for general corporate purposes, including development of our strong product pipeline.

Operating Performance

In fiscal 2003, we generated net revenue growth of 20%, or $40.9 million, to $245.0 million. The increase in net revenues was primarily due to the impact of new products introduced over the past two years in both our Ther-Rx and ETHEX marketing divisions.

Our specialty generic marketing unit, ETHEX, experienced another outstanding year with net revenues growing 27.5% to a record level of $179.7 million in fiscal 2003. This revenue growth resulted primarily from market share increases in our cardiovascular and pain management product lines coupled with the impact of more than 30 new product introductions in the past two years. Since January 1, 2002, our ETHEX division has received seven ANDA approvals from the FDA.

Ther-Rx, our branded products marketing division, continued its growth trend in fiscal 2003. Gynazole-1®, our vaginal antifungal product, generated sales growth of 53%, or $4.4 million, due to additional market share gains. Our PreCare® product line grew sales by $1.2 million due to increased sales volume from PrimaCare®, which has continued to show growth in market share since its introduction in the fourth quarter of fiscal 2002. Further, our PreCare® family of products continues to be the number one branded prescription prenatal nutritional supplement in the United States. The growth in sales from our women's healthcare family of products was partially offset by an 18% decline in sales from the branded products cardiovascular product line. The decrease in cardiovascular sales was due to the impact of customer buying during the fourth quarter of the prior fiscal year in anticipation of a year-end price increase, coupled with increased substitution of our generic equivalent products.

Sales for Particle Dynamics, our specialty raw materials unit, declined 11% in fiscal 2003 due to unexpected softness in the nutritional supplement market for which we are a supplier.

Our gross profit contribution increased 22% to $150.5 million in fiscal 2003. The gross profit growth resulted from an increased level of product sales in our Ther-Rx and ETHEX subsidiaries coupled with the impact of price increases on branded products and higher margins realized on new specialty generic products introduced the past two years.

Net income for fiscal 2003 increased $7.1 million, or 23%, to $38.6 million, excluding the effect of a previously announced litigation reserve. Our net income level declined 11% in fiscal 2003 due to the impact of this $16.5 million litigation reserve recorded by us for potential damages associated with a lawsuit. The impact of the litigation reserve, net of applicable taxes, reduced net income by $10.4 million. We are appealing this ruling.


Creating Value
Through Technology

Innovation and creativity are core ingredients in our enhanced formula for delivering value. For over 60 years our innovation and creativity have manifested themselves in the development of advanced drug delivery technologies and their application to a continually expanding list of marketed products.

Site Specific Bio-Adhesion®

The eight SITE RELEASE® drug delivery systems rely on bioadhesion to mucosal tissue, combined with a mechanism for controlling the release rate of a drug compound. Our patented SITE RELEASE® systems include:

VagiSite®
Delivery of one-dose treatment to the vaginal vault.

DermaSite™
Delivery through topical application to the skin.

OraSite™
Localized delivery of active agents to oral tissues.

OraSert™
Localized delivery of active agents to oral tissues using a solid delivery system.

BioSert™
Local and systemic delivery of drugs for vaginal or rectal administration.



Our SITE RELEASE® systems currently under development include:

TransCell®
Oral delivery of bioactive peptides and proteins that are normally degraded by stomach enzymes or first-pass liver effects.

PulmoSite™
Applies bioadhesive and controlled release characteristics to drug agents that are inhaled for either local action in the lung or for systemic absorption.

OcuSite™
Delivery of active agents by a bioadhesive topical application to the eye.

Quick Dissolving Technology

This system exhibits the ability to tastemask a chewable tablet, yet also dissolve it in the mouth in a matter of seconds. Most other quick dissolve systems offer either quickness at the expense of poor tastemasking or excellent tastemasking at the expense of quickness. Our patented Quick Dissolving Technology is:

OraQuick™
A quick dissolving tablet that can utilize our FlavorTech® and MicroMask™ technologies.

nnovation and creativity achieved through the application of our technologies *creates* value for our products in the marketplace. We believe we have distinguished ourselves from a marketing standpoint from other specialty pharmaceutical companies by excelling in both the branded and generic segments of the prescription drug industry.

Since 1990, we have utilized KV's core drug delivery technologies to create new products that our subsidiary, ETHEX Corporation, markets to the steadily growing generic/non-branded marketplace.

Since 1999, we have established an impressive track record of applying our advanced drug delivery technologies to enhance existing products, improving them, and successfully taking them to the branded marketplace through Ther-Rx Corporation.

Our abilities to develop technology distinguished pharmaceutical products, manufacture and package a variety of dosage forms, and market successfully in both the branded and generic marketplaces, continue to propel KV year after year in reaching new levels of growth and profitability, and give us confidence that we can continue to increase shareholder value into the future.

Your Company has the core strengths in-house of a fully integrated pharmaceutical company and also the financial resources to implement our strategic growth plans.

Generic Pharmaceuticals

ETHEX CORPORATION

"Building on a Track Record of Performance and Market Leadership"

At ETHEX Corporation, we are focused on developing and marketing technology distinguished generic and non-branded pharmaceutical products that otherwise may not be available to consumers. Our success is defined by our ability to deliver these products with a high level of quality, exceptional service levels, and at a lower cost than the brand name products currently on the market.

In fiscal 2003, ETHEX Corporation had another outstanding year of performance and growth. This growth came from both our existing product line, as well as from new products introduced throughout the year. In calendar 2002, ETHEX had seven ANDA approvals granted from the Food and Drug Administration, with one approval coming after only eight months of review, far below the average review time of 12 to 18 months.

In all, during fiscal 2003, ETHEX launched an unprecedented 16 new products. The results of these new product introductions combined with the growth in ETHEX's existing product line during the past year have again been a major factor for the Company's record performance.

Net revenues of ETHEX Corporation increased 27.5%, or $38.7 million to $179.7 million, compared to $141.0 million in fiscal 2002. In fiscal 2003, ETHEX's revenues comprised 73% of the Company's total corporate revenues.

The following is a partial list of products introduced by ETHEX during fiscal 2003:

Potassium Chloride Extended Release 20 mEq Tablets — AB-rated equivalent to K-Dur® 20 (Key Pharmaceutical). Potassium Chloride is indicated for individuals with low potassium levels, a condition known as hypokalemia, and patients with chronic diseases for which low potassium levels are a risk, such as heart disease, kidney disease and diabetes.

Hyoscyamine Sulfate Orally Disintegrating Tablets 0.125 mg — a prescription anticholinergic/antispasmodic product that utilizes KV's proprietary OraQuick™ Quick Dissolving Tablet


Morphine Sulfate
Morphine Sulfate
Hydromorphone Hydrochloride
Tablets
2 mg
℞ Only
100 Tablets
(10 x 10 Unit Dose Packs)
Oxycodone Hydrochloride
(Immediate-release TABLETS, USP)
5 mg
℞ Only
100 Tablets
(10 x 10 Unit Dose Packs)
ETHEX
Hydromorphone Hydrochloride
Oxycodone Hydrochloride
(Immediate-relea
CAPSULES, USP)
5 mg
℞ Only
100 Capsules
(10 x 10 Unit Dose Pac
ETHEX
Morphine Sulfate
Oxydose

Technology delivery system. Hyoscyamine Sulfate is used in the treatment of various lower intestinal disorders such as peptic ulcer, irritable bowel syndrome, spastic colitis, diverticulitis, spastic bladder, cystitis and associated abdominal cramps.

Prednisolone 15 mg/5 mL — AA rated therapeutic equivalent to Prelone® 15 mg/5mL (Muro Pharmaceuticals) indicated for the management of a wide array of disorders including endocrine, rheumatic, collagen, dermatologic, allergic, ophthalmic, respiratory, hematologic, neoplastic and others.

Oxycodone HCl 5mg UD Capsules — this product is indicated for the relief of moderate to moderately severe pain and compares to the active ingredients on the label of OXYIR® (Purdue). ETHEX was the first, and still the only company to provide this product in bar-coded, reverse-numbered unit dose packages.

Hydromorphone HCl UD 2mg and 4 mg Tablets — these products are indicated for the relief of moderate to severe pain such as that due to surgery, cancer, trauma (soft tissue and bone), myocardial infarction and burns, among others, and compares to the active ingredients on the label of Dilaudid® (Abbott).

Buspirone HCl UD 5mg, 10mg and 15 mg Tablets — this product which is AB-rated to BuSpar® (Bristol Myers Squibb) is indicated for the management of anxiety disorders or the short-term relief of the symptoms of anxiety.

Dextroamphetamine Sulfate 5 mg and 10mg Tablets — the ETHEX Dextroamphetamine 5 mg product is AA-rated to Dextrostat® Tablets (Shire) and Dexedrine® Tablets (GlaxoSmithKline). The Dextroamphetamine Sulfate 10 mg is AA-rated to Dextrostat® Tablets (Shire). These products are indicated for the treatment of Narcolepsy and Attention Deficit Disorder with Hyperactivity, as an integral part of a total treatment program. These programs typically include other remedial measures for a stabilizing effect in pediatric patients (ages 3 to 16 years) with a behavioral syndrome characterized by the following group of developmentally inappropriate symptoms: moderate to severe distractibility, short attention span, hyperactivity, emotional lability and impulsivity.

Doxazosin Mesylate UD — This product is AB-rated to Cardura® (Pfizer) and is indicated for the treatment of hypertension and benign prostatic hyperplasia.

We believe the introduction of these new products, together with additional growth from existing products as well as new introductions planned for fiscal 2004, will help continue ETHEX's outstanding track record of success.

The majority of ETHEX's current product line, as well as the majority of products in the ETHEX pipeline, incorporate one or more of KV's unique drug delivery technologies. Sixty-seven percent of ETHEX's products utilize a KV drug delivery technology and 68% of ETHEX products have three or fewer competitors. **Currently at ETHEX, 90% of its products are ranked either #1 or #2 in their respective generic therapeutic categories by units sold,** as reported by IMS America.

ETHEX products today are carried by every major chain, wholesaler and distributor in the U.S. We intend to further expand our ETHEX business base in fiscal 2004 by cultivating additional opportunities in hospitals, government buying groups and long-term care facilities.

As the generic market continues to become a more vital avenue of providing cost efficient health care for patients, we anticipate continued growth at ETHEX Corporation. We will continue to strive to offer competitively priced, technology distinguished products that can improve patient compliance. We will continue to support our efforts in the generic and non-branded alternative product markets through a variety of key strategies already in place:

- Internal research and development of new products;
- Development of additional products under agreements with other firms who have drug delivery expertise. ETHEX has nine such products under development in markets which have branded sales today of approximately $2.5 billion, which should begin to be introduced during fiscal 2005, and finally;
- Acquisition of products that add to the Company's focus of offering generic products having a high technology barrier to entry.

We've spent a LIFETIME...

for a LIFETIME of CARE.

With the strength of our past, we are the future of generic pharmaceutical drugs.

We are ETHEX.

ETHEX CORPORATION

ethex.com

Managing Health Care Costs Through Technology



"Committed to Innovation, Quality and Value in Health Care"

Just as our technologies play a key role in the success of our generic/non-branded product line, they play an equally key role in the branded market. By utilizing KV technologies to improve upon and differentiate existing compounds, we are developing products that fill unmet needs of patients, while often eliminating undesired side effects or inconvenient dosing regimens.

Since its establishment in 1999, Ther-Rx Corporation has been successful in creating and growing brand recognition, steadily increasing the market share of its products, and establishing a reputation for offering value-added products manufactured with the highest quality standards.

The Ther-Rx business has been built soundly with a disciplined deployment of capital, helping Ther-Rx to contribute to shareholder value since it's beginning. The increasingly profitable performance of the Company in fiscal 2003 continues to position Ther-Rx as a significant future growth contributor for KV.

Net revenues for Ther-Rx increased 8%, or $3.3 million, to $43.7 million, compared to $40.4 million in fiscal 2002. With average gross margins of between 75%-90%, we expect that as additional products are introduced into our Ther-Rx branded business, the growth, profitability and value of the Company and KV as a whole, will continue to expand.

At Ther-Rx, our experienced, well-trained sales force of approximately 160 representatives promotes seven products in the therapeutic areas of women's and cardiovascular health.

Since 1999, Ther-Rx's primary focus has been in women's health. According to published studies, the prescription drug market for women has been growing at nearly 17% over the past five years and is predicted to nearly double by the year 2007 as product demand is spurred by growing health awareness among women.[1]

In Fiscal 2003, Ther-Rx grew the prescription volume of its PreCare® franchise by 20.3%, an increase of more than 300,000 total prescriptions compared to the previous fiscal year, maintaining its leadership position in the branded prescription prenatal vitamin market.

Our leading prenatal vitamin product in this category, PreCare® Caplet, had more prescriptions filled than any other branded prescription prenatal in the U.S. Total prescription volume increased nearly 13% compared to the previous fiscal year with sales in fiscal 2003 of $11.5 million.

Also showing exceptional growth since it was introduced in January 2002 is PrimaCare®. PrimaCare® is specifically designed to provide essential nutritional support for women during pregnancy and throughout the childbearing years, and it is the first prescription prenatal/postnatal product containing essential fatty acids (EFA's). EFA's have been shown to support fetal brain and eye development and to support gestation length and birth rate. In terms of maternal support, PrimaCare® assists in the maintenance of the vitality of hair and skin and helps support cardiovascular health.

The total PreCare® franchise of products represented $20.8 million of net sales for Ther-Rx in fiscal 2003 and 48% of Ther-Rx's revenues. **This product line is the #1 prenatal brand in the U.S. prescription market.**

The flagship product in the women's health category for Ther-Rx is our unique NDA product, Gynazole-1®. Gynazole-1®, which also showed outstanding market

1 Kalorama Information — March 11, 2003: PR Newswire — Women's Health: Worldwide Prescription Drug Markets

The Yeast Infection Treatment
That Keeps Up With
Your Patients

GYNAZOLE·1

America's No. 1 Prenatal Vitamin Line

PrimaCare

First Prenatal With
Essential Fatty Acids
for Healthier Mothers and Babies

growth during the past fiscal year, is the only one-dose prescription cream treatment for vaginal yeast infections caused by Candida Albicans.

In fiscal 2003, Ther-Rx continued the growth trend of Gynazole-1®, the only one-dose prescription vaginal antifungal cream product for yeast infections, generating sales growth of 53%, compared to the previous fiscal year, while at the same time growing market share in the prescription cream market to more than 18%.

Also during fiscal 2003, Ther-Rx continued to benefit from the potential of Gynazole-1® in overseas markets. First, our licensing partner in Brazil, Sigma Pharma Ltda., received approval to market Gynazole-1® by the Brazilian regulatory agency. Gynazole-1® was introduced into the Brazilian marketplace in fiscal 2003 and is being supported by ongoing marketing and promotional activities.

In addition, earlier in the fiscal year, we signed another licensing agreement with OM Pharma, which will mark Gynazole-1®'s eventual entry into Switzerland, Latin America and the Middle Eastern markets. Our Company now has agreements for marketing Gynazole-1® in 49 countries. Additional regulatory approvals and marketing commencements in these countries are imminent.

We have consistently stated that in addition to our ability to create value for Ther-Rx through internally developing our own products enhanced with KV technologies, we would also make strategic acquisitions in niche therapeutic areas where we believe our technologies could be utilized to improve existing brands or product franchises.

On that front at the close of fiscal 2003, we announced the acquisition of nine products under two separate agreements with two branded companies, Schwarz Pharma and Altana, Inc. Six of these products focus on the hematinic therapeutic area, and should be immediately accretive to the Company. The products acquired, Niferex® Tablets, Niferex® 150 Capsules and Niferex® 150 Forte from Schwarz Pharma and Chromagen®, Chromagen® FA and Chromagen® Forte from Altana, Inc. give Ther-Rx an immediate leadership position in a niche hematology market serviced by specialty physicians. In addition to the six hematinic products, as part of the Altana, Inc. transaction, the Company also acquired three prenatal prescription nutritional products, including the StrongStart® prenatal line.

These two separate acquisitions bring in products with current aggregate annual net sales of approximately $16 million.

We continue to look for additional avenues and vehicles from which to grow the Ther-Rx branded business. Reflective of that strategy, during fiscal 2003, we entered into a licensing agreement with FemmePharma, Inc., a drug delivery company committed to developing treatments for disorders and diseases that disproportionately affect women.

The initial product covered by the agreement is intended for use in the treatment of endometriosis, a disease affecting an estimated 11 million women in the U.S. and 89 million women worldwide. The total endometriosis market for the U.S. alone has been estimated to be $2 billion. Our exclusive marketing rights to this product, upon satisfactory completion of clinical testing and regulatory approval, will cover North America and certain foreign countries.

Phase II clinical trials on the initial product have been initiated and are currently ongoing and being managed by FemmePharma. We believe this important new relationship will bring a significant addition to our Ther-Rx branded subsidiary's already rich pipeline.

When added together, we believe, — the potential growth anticipated for currently marketed products, the work being done on other products under development in our internal pipeline, the potential for a unique and improved drug delivery product for endometriosis, and finally, the immediate and ongoing contribution of the newly acquired hematinic products, Chromagen® and Niferex®, we believe will position Ther-Rx to add significant value and growth to the overall performance of our Company.

We plan to continue investing in Ther-Rx to build value through our internal development of products, as well as actively pursuing strategic product acquisitions and the in-licensing of product candidates that meet the Company's criteria for growth and profitability.



The Particle
Technology Innovators

"Adding Value with Innovative Raw Materials"

Our Particle Dynamics, Inc. subsidiary is dedicated to the development, manufacture and marketing of value-added pharmaceutical raw material ingredients (both active drug substances and excipients) utilizing KV's proprietary drug delivery technologies.

PDI is an important part of the fabric of KV, providing technology distinguished, value added raw material products. It rounds out the Company's status as a technology leader and expert in the formulation and manufacture of innovative drug products and raw materials. PDI enjoys a customer base branching from pharmaceuticals to a variety of other industries, including nutritional, personal care and food. Our value added raw materials are utilized by many large pharmaceutical companies.

Particle Dynamics currently offers three technologically distinguished lines of specialty raw materials:

DESCOTE®

DESCOTE® raw materials are used for the microencapsulation of vitamins and minerals for use in chewable nutritional products, children's vitamins and functional foods.

DESTAB™

DESTAB™ raw materials are used in direct compression by some of the largest pharmaceutical companies to produce tablets and capsules more efficiently.

MicroMask™

MicroMask™ raw materials have been specifically designed to alleviate problems associated with swallowing tablets. This is accomplished by offering either a superior tasting tastemasked chewable or quick dissolving tastemasked dosage form of medication and has been incorporated into well known brands.

In addition, MicroMask™ technology is used to enhance raw materials used in PreCare® Prenatal Caplet, PreCare® Chewables and PreCare® Conceive, all of which are marketed by Ther-Rx Corporation.

Over the past several years, Particle Dynamics has identified and established relationships with a network of 30 distributor representatives who sell and distribute Particle Dynamics' specialty, value-added raw materials in 40 different territories around the world.

Particle Dynamics is focused on producing the highest quality, competitively priced products to meet the requirements of its customers. That focus is reflected in the manufacturing expertise utilized in all of our products. Our manufacturing efforts afford us the ability to offer:

- State of the art production facilities;
- Feasibility studies to full-scale production;
- cGMP compliance;
- A wide range of batch sizes; and
- Complete analytical support.

In fiscal 2003, Particle Dynamics was not immune to difficult marketplace conditions in raw materials manufacturing. This subsidiary reported an 11% decline in its net revenues to $17.4 million compared to $19.6 million in fiscal 2002, representing 7% of the Company's total corporate revenues.

Despite the fiscal 2003 downturn, PDI remains an important contributor to KV as a major supplier of many value-added raw materials for both ETHEX and Ther-Rx, as well as distinguishing us as a vertically integrated specialty pharmaceutical company. Particle Dynamics has plans to introduce several new products during fiscal 2004.

Ten Year Financial Summary

(in thousands, except per share data) For the Years Ended March 31

	2003	2002	2001
Earnings Data			
Net revenues			
Generic Products	**$ 179,724**	$ 141,007	$ 132,154
Branded Products	**43,677**	40,424	25,206
Specialty Material	**17,395**	19,557	17,088
Other	**4,200**	3,117	3,319
Total Net Revenues	**244,996**	204,105	177,767
Costs and expenses [including other income (expense)]	**201,415**	154,750	140,703
Income (loss) before income tax	**43,581**	49,355	37,064
Income taxes	**15,471**	17,891	13,439
Net income (loss)	**28,110** (a)	31,464	23,625
Financial Data			
Cash dividends paid			
7% Preferred stock (e)	**70**	70	420
Depreciation and amortization	**7,755**	6,460	5,724
Capital additions - net	**16,113**	8,484	8,057
Research and development	**19,135**	10,712	9,282
Research and development as a % of net revenues	**7.8%**	5.2%	5.2%
Financial Position at Year End			
Working capital	**137,896**	81,397	50,918
Net property and equipment	**51,903**	41,224	36,847
Total assets	**352,668**	195,192	151,417
Current maturities, long term debt	**7,484**	712	712
Long-term debt	**10,106**	4,387	5,080
Shareholders' equity	**260,616**	158,792	125,942
Per Share of Class A and Class B Common Stock (d)			
Net income (loss) per common share - basic	**0.84** (a)	1.03	0.80
Net income (loss) per common share - diluted	**0.82** (a)	0.98	0.74
Stock Data (d)			
Class A Common Stock			
Shares outstanding at year-end	**23,651**	20,118	18,844
Weighted average shares outstanding	**22,665**	19,776	18,589
Class B Common Stock			
Shares outstanding at year-end	**10,524**	10,658	10,610
Weighted average shares outstanding	**10,535**	10,632	10,392
Stock price range:			
Class A high	**31.95**	30.95	40.00
Class A low	**15.00**	16.50	12.63
Class B high	**33.00**	33.50	39.88
Class B low	**15.31**	16.25	13.17
7% Preferred Stock Shares outstanding at year-end	**40**	40	240

(a) Net income in fiscal 2003 includes a reserve of $16.5 million for potential damages associated with a lawsuit. The impact of the litigation reserve, net of the applicable tax effect, was to reduce net income by $10.4 million, or $0.30 per diluted share.

(b) Net income in fiscal 2000 and 1999 includes gains associated with $7.0 million and $13.3 million arbitration awards, respectively. The awards, net of applicable income taxes and expenses were $3.9 million and $8.0 million in fiscal 2000 and 1999, respectively.

2000	1999	1998	1997	1996	1995	1994
$ 98,106	$ 89,826	$ 78,421	$ 40,225	$ 34,628	$ 24,938	$ 13,532
23,469	1,795	—	—	—	—	—
17,182	13,405	11,003	8,687	8,154	7,075	8,422
3,977	7,827	8,290	8,979	6,947	7,729	16,217
142,734	112,853	97,714	57,891	49,729	39,742	38,171
103,635	75,221	80,723	48,584	45,596	45,117	46,352
39,099	37,632	16,991	9,307	4,133	(5,375)	(8,181)
14,791	14,292	5,687	383	90	—	—
24,308 (b)	23,340 (b)	11,304	8,924	4,043	(5,375) (c)	(8,181)
420	422	422	105	—	—	116
4,480	1,875	1,888	1,594	2,099	1,962	1,577
15,380	8,146	5,953	1,903	841	334	1,350
8,043	6,884	5,752	4,835	4,559	4,525	5,605
5.6%	6.1%	5.9%	8.4%	9.2%	11.4%	14.7%
37,566	43,112	35,403	25,017	14,053	8,927	12,154
32,173	18,966	12,437	8,118	7,621	8,168	9,093
140,385	127,990	68,361	41,362	27,948	27,975	31,802
1,659	712	558	351	712	1,815	365
16,779	31,491	4,902	2,158	2,541	11,233	12,979
97,799	67,548	44,164	33,084	20,550	9,974	13,343
0.85 (b)	0.84 (b)	0.40	0.32	0.14	(0.23)	(0.35)
0.80 (b)	0.78 (b)	0.38	0.31	0.14	(0.23)	(0.35)
18,340	17,832	17,586	17,312	15,968	15,029	14,133
18,165	17,733	17,448	16,416	15,386	14,571	14,115
9,857	9,537	9,611	9,794	10,628	10,565	10,749
9,810	9,569	9,693	10,223	10,539	10,580	10,760
21.54	15.42	12.52	9.40	7.94	4.17	5.44
8.67	9.58	6.31	3.40	2.40	1.83	3.23
21.83	15.54	12.44	9.33	7.94	4.10	5.33
8.75	9.33	6.33	3.33	2.50	2.06	3.17
240	241	241	241	241	241	241

(c) Includes year-end inventory adjustment and provisions for writedown on certain inventories primarily associated with the contract manufacturing business which KV does not intend to pursue, as well as litigation settlement costs, aggregating $2,195.

(d) Retroactively restated to reflect the three-for-two stock split on September 7, 2000 and March 23, 1998 for shareholders of record on August 28, 2000 and April 3, 1998 respectively and a stock distribution on December 27, 1991 of one share of Class A Common Stock for each share of Class A or Class B Common Stock for shareholders of record on December 2, 1991.

(e) Undeclared and unaccrued cumulative preferred dividends as of March 31, were $366 for fiscal years 2003 and 2002, $2194 for fiscal years 2001 and 2000, $2,204 for fiscal years 1999, 1998 and 1997, and $1,887, $1,466, $1,044 for fiscal years 1996, 1995 and 1994, respectively.

Cautionary Statement Regarding Forward-Looking Information

This Annual Report, including the documents that we incorporate herein by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this Annual Report.

Factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to, the following: (1) the degree to which we are successful in developing new products and commercializing products under development; (2) the degree to which we are successful in acquiring new pharmaceutical products, drug delivery technologies and/or companies that offer these properties; (3) the difficulty of predicting FDA approvals; (4) acceptance and demand for new pharmaceutical products; (5) the impact of competitive products and pricing; (6) the availability of raw materials; (7) the regulatory environment; (8) fluctuations in operating results; (9) the difficulty of predicting the pattern of inventory movements by our customers; (10) the impact of competitive response to our efforts to leverage our brand power with product innovation, promotional programs, and new advertising; (11) the risks detailed from time to time in our filings with the Securities and Exchange Commission; (12) the availability of third-party reimbursement for our products; and (13) our dependence on sales to a limited number of large pharmacy chains and wholesale drug distributors for a large portion of our total net sales.

Because the factors referred to above, as well as the statements included under the caption "Management's Discussion and Analysis of Results of Operations, and Liquidity and Capital Resources" and elsewhere in this Annual Report, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and, unless applicable law requires to the contrary, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise, when they will arise and/or their effects. In addition, we cannot assess the impact of each factor on our business or financial condition or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Except for the historical information contained herein, the following discussion contains forward-looking statements that are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are discussed throughout this report and specifically under the caption "Cautionary Statement Regarding Forward-Looking Information". In addition, the following discussion and analysis of the financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this Annual Report.

Background

We develop, acquire, manufacture and market technologically distinguished branded and generic prescription pharmaceutical products. We also enter into licensing agreements with pharmaceutical marketing companies to develop and commercialize additional brand name products. Until the mid-1990's, we derived most of our revenues from our manufacturing and licensing activities. Today, we derive most of our revenues from our product sales. While we expect to continue to enter into new licensing agreements, we emphasize the development or acquisition and marketing of technologically distinguished prescription products, whether branded or generic/non-branded through our Ther-Rx and ETHEX business lines, as well as specialty raw materials through Particle Dynamics.

In 1990, we established our ETHEX business to market and distribute technologically distinguished generic/non-branded drugs that use our proprietary technologies. Net revenues from ETHEX have increased from $13.5 million in fiscal 1994 to $179.7 million in fiscal 2003.

We launched our Ther-Rx business in 1999 to market branded pharmaceutical products. We acquired and introduced our first two of 16 Ther-Rx branded products, Micro-K® and PreCare®, in March and August 1999, respectively. Ther-Rx has also introduced four internally developed product line extensions to PreCare® since October 1999, including PrimaCare® in the fourth quarter of fiscal 2002, the first prescription prenatal/postnatal nutritional supplement with essential fatty acids specially designed to help provide nutritional support for women during pregnancy, postpartum recovery and throughout the childbearing years. In June 2000, we launched our first NDA approved product, Gynazole-1®, a one-dose prescription cream treatment for vaginal yeast infections. Net revenues from Ther-Rx have increased from $1.8 million in fiscal 1999 to $43.7 million in fiscal 2003.

Critical Accounting Policies and Estimates

Our consolidated financial statements are presented on the basis of accounting principles that are generally accepted in the United States. Our significant accounting policies are described in Note 2 to our consolidated financial statements. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management. As a result, these policies are subject to an inherent degree of uncertainty. In applying these policies, our management makes estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. We base our estimates and judgments on our historical experience, the terms of existing contracts, our observance of trends in the industry, information that we obtain from our customers and outside sources, and on various other assumptions that we believe to be reasonable and appropriate under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although we believe that our estimates and assumptions are reasonable, actual results may differ significantly from these estimates. Changes in estimates and assumptions based upon actual results may have a material impact on our results of operations and/or financial condition. Our critical accounting policies are described below.

Revenue Recognition and Sales Allowances. We recognize revenue on product sales upon shipment when title and risk of loss have transferred to the customer and when estimated sales provisions for product returns, sales rebates, payment discounts, chargebacks, and other promotional programs are reasonably determinable. Accruals for these provisions are presented in the consolidated financial statements as reductions to revenues and accounts receivable.

Provisions for estimated product returns, sales rebates, payment discounts, and other promotional programs require a limited degree of subjectivity, yet combined represent a significant portion of the provisions. These provisions are estimated based on historical payment experience, historical relationship to revenues, estimated customer inventory levels and contract terms. Such provisions are reasonably determinable due to the limited number of assumptions and consistency of historical experience.

The provision for chargebacks is the most significant and complex estimate used in the recognition of revenue. We establish contract prices for indirect customers who are supplied by our wholesale customers. A chargeback represents the difference between our invoice price to the wholesaler and the indirect customer's contract price, which is lower. We credit the wholesaler for purchases by indirect customers at the lower price. Accordingly, we record these chargebacks at the time we recognize revenue in connection with our sales to wholesalers. Provisions for estimating chargebacks are calculated primarily using historical chargeback experience, actual contract pricing and estimated wholesaler inventory levels. We continually monitor our assumptions giving consideration to estimated wholesaler inventory levels and current pricing trends and make adjustments to these provisions when we believe that the actual chargeback credits will differ from the estimated provisions.

Allowance for Inventories. Inventories consist of finished goods held for distribution, raw materials and work in process. Our inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis. In evaluating whether inventory is to be stated at the lower of cost or market, we consider such factors as the amount of inventory on hand and in the distribution channel, estimated time required to sell existing inventory, remaining shelf life and current and expected market conditions, including levels of competition. We establish reserves, when necessary, for slow-moving and obsolete inventories based upon our historical experience and management's assessment of current product demand. If we determine that inventory is overvalued based upon the above factors, then the necessary provisions to reduce inventories to their net realizable value are made.

Intangible Assets and Goodwill. Our intangible assets consist of product rights, license agreements and trademarks resulting from product acquisitions and legal fees and similar costs relating to the development of patents and trademarks. Intangible assets that are acquired are stated at cost, less accumulated amortization, and are amortized on a straight-line basis over estimated useful lives of 20 years. Upon approval, costs associated with the development of patents and trademarks are amortized on a straight-line basis over estimated useful lives ranging from five to 17 years. We determine amortization periods for intangible assets that are acquired based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired products. Such factors include the product's position in its life cycle, the existence or absence of like products in the market, various other competitive and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in the intangible asset's useful life and an acceleration of related amortization expense.

We assess the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors we consider important which could trigger an impairment review include the following, (1) significant underperformance relative to expected historical or projected future operating results; (2) significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and (3) significant negative industry or economic trends.

When we determine that the carrying value of intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we first perform an assessment of the asset's recoverability. Recoverability is determined by comparing the carrying amount of an intangible asset against an estimate of the undiscounted future cash flows expected to result from its use and eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the intangible asset, an impairment loss is recognized based on the excess of the carrying amount over the estimated fair value of the intangible asset.

Goodwill relates to the 1972 acquisition of our specialty materials segment and is recorded net of accumulated amortization through March 31, 2002. As of April 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which eliminated the amortization of goodwill, resulting in an increase in pretax income of approximately $55,000 for the fiscal year ended March 31, 2003. Adoption of this standard did not have a material effect on the Company's consolidated financial statements. Upon adoption of SFAS No. 142, we performed the initial impairment test of our goodwill and determined that no impairment of the recorded goodwill existed. In accordance with SFAS No. 142, we will test goodwill for impairment at least annually and more frequently if an event occurs which indicates the goodwill may be impaired.

Results of Operations

FISCAL 2003 COMPARED TO FISCAL 2002

Net Revenues by Segment

	Years Ended March 31,			
	2003	2002		
(Dollars in thousands)	Amount	Amount	Change	
Branded Products	$ 43,677	$ 40,424	$ 3,253	8.0%
as % of net revenues	17.8%	19.8%		
Specialty Generics	179,724	141,007	38,717	27.5%
as % of net revenues	73.4%	69.1%		
Specialty Materials	17,395	19,557	(2,162)	(11.1)%
as % of net revenues	7.1%	9.6%		
Other	4,200	3,117	1,083	34.7%
Total Net Revenues	$ 244,996	$ 204,105	$ 40,891	20.0%

The increase in branded product sales was due to continued growth of our women's healthcare family of products. Sales from this product group increased $5.6 million, or 20.1%, in fiscal 2003. Gynazole-1®, our vaginal antifungal product, continued its market penetration as its market share increased to 18% at the end of fiscal 2003, compared to 13% at the end of the prior fiscal year. Due to its continued growth in market share, sales of Gynazole-1® increased $4.4 million, or 53.4% during the year. Also included in the women's healthcare family of products is the PreCare® product line which contributed $1.2 million of incremental sales in fiscal 2003. This increase was primarily attributable to increased sales volume associated with PrimaCare®, a prescription prenatal/postnatal multivitamin and mineral supplement with essential fatty acids, which has continued to show growth in market share since its introduction in the fourth quarter of fiscal 2002. Further, the PreCare® family of products is currently the leading branded line of prescription prenatal nutritional supplements in the United States. Increased sales from the women's healthcare family of products was partially offset by a $2.3 million, or 18.4%, decline in sales from the branded products cardiovascular product line. The decrease in cardiovascular sales was due to the impact of customer buying during the fourth quarter of the prior fiscal year in anticipation of a year-end price increase coupled with increased substitution of our generic equivalent products.



Net Revenues
Millions
$245.0
$204.1
250
200
150
100
50
'02
'03

The increase in sales for specialty generics resulted primarily from higher sales volume in the cardiovascular, pain management and cough/cold product lines, coupled with continued expansion of our other product lines, including gastrointestinal and anti-anxiety. Increased sales from these product lines was partially offset by a reduction in sales in our prenatal vitamin product line. The cardiovascular product line, which comprised 45.9% of specialty generic sales in fiscal 2003, contributed $11.2 million of increased sales from existing products and $5.3 million of incremental sales volume from the April 2002 ANDA approval and subsequent launch of Potassium Chloride 20 mg. tablets (generic equivalent to K-Dur®). Sales volume for the pain management product line increased $11.6 million due to market share gains coupled with the impact of a full year of sales of two products introduced in the prior year. The remaining $12.9 million of increased sales volume resulted primarily from new product introductions in the cough/cold, gastrointestinal and anti-anxiety product lines coupled with a full year of sales on products introduced in the prior year. We introduced 16 and 14 new specialty generic/non-branded products in fiscal 2003 and 2002, respectively. The $0.9 million decline in sales volume for the prenatal product line was primarily attributable to a reduction in the corresponding brand equivalent market. This market decline was due, in part, to the introduction of PrimaCare® by our branded products segment in the fourth quarter of fiscal 2002. The increased sales volume experienced by specialty generics during fiscal 2003 was partially offset by $1.4 million of product price erosion that resulted primarily from normal and expected pricing pressures in the pain management and cough/cold product lines.

The decrease in specialty material product sales was primarily due to an unexpected softness in the nutritional supplement market for which the specialty materials segment is a supplier.

Gross Profit by Segment

	Years Ended March 31, 2003	2002		
(Dollars in thousands)	**Amount**	**Amount**	**Change**	
Branded Products	$ 38,460	$ 34,643	$ 3,817	11.0%
as % of net revenues	88.1%	85.7%		
Specialty Generics	106,854	80,733	26,121	32.4%
as % of net revenues	59.5%	57.3%		
Specialty Materials	5,720	6,931	(1,211)	(17.5)%
as % of net revenues	32.9%	35.4%		
Other	(565)	1,395	(1,960)	(140.5)%
Total Gross Profit	$ 150,469	$ 123,702	$ 26,767	21.6%
as % of net revenues	61.4%	60.6%		

The increase in gross profit was attributable to the sales growth experienced by the branded products and specialty generics segments, offset partially by a sales decline in the specialty materials segment. The higher gross profit percentage was favorably impacted by price increases of branded products that took effect at the beginning of fiscal 2003 and higher margins realized on new specialty generic products introduced during the current and prior fiscal years. The gross profit percentage increases experienced by the branded products and specialty generics segments were partially offset by a decline in the gross profit percentage at the specialty raw materials segment. This decline resulted from unfavorable cost variances associated with lower production.


Gross Profit
Millions
$150.5
$123.7
150
125
100
75
50
'02
'03

Research and Development

	Years Ended March 31,			
	2003	2002		
(Dollars in thousands)	**Amount**	**Amount**	**Change**	
Research and development	$ 19,135	$ 10,712	$ 8,423	78.6%
as % of net revenues	7.8%	5.2%		

The increase in research and development expense was primarily due to higher costs associated with the expansion of clinical testing connected to our internal product development efforts and higher personnel expenses related to the growth of our research and development staff. In fiscal 2004, we expect research and development costs to increase by approximately 30% over fiscal 2003 levels.

Selling and Administrative

	Years Ended March 31,			
	2003	2002		
(Dollars in thousands)	**Amount**	**Amount**	**Change**	
Selling and Administrative	$ 69,584	$ 61,343	$ 8,241	13.4%
as % of net revenues	28.4%	30.1%		

The increase in selling and administrative expense resulted primarily from an increase in specialty generic/non-branded marketing and promotional expenses, an increase in personnel costs associated with corporate administration and branded products marketing and higher insurance costs. These increases were partially offset by a reduction in legal expenses which resulted from insurance reimbursements of defense costs in the Healthpoint litigation.


Selling & Administrative Expenses
Millions
80
60
40
20
$61.3
$69.6
'02
'03

Amortization of Intangible Assets

	Years Ended March 31,			
	2003	2002		
(Dollars in thousands)	**Amount**	**Amount**	**Change**	
Amortization of Intangible Assets	$ 2,321	$ 2,353	$ (32)	(1.4)%

The decrease in amortization of intangible assets was due primarily to the implementation of SFAS No. 142, Goodwill and Other Intangible Assets, which discontinued the amortization of goodwill effective April 1, 2002 (see Notes 2 and 6 in the accompanying Notes to Consolidated Financial Statements).

Litigation

	Years Ended March 31,			
	2003	2002		
(Dollars in thousands)	Amount	Amount	Change	
Litigation	$ 16,500	$ —	$ 16,500	n/a %

In September 2002, the Company recorded a litigation reserve of $16.5 million for potential damages associated with the adverse decision made by a federal court in Texas to uphold a previously rendered jury verdict in a lawsuit against ETHEX Corporation, a wholly-owned subsidiary of the Company (see Note 10 in the accompanying Notes to Consolidated Financial Statements).

Operating Income

	Years Ended March 31,			
	2003	2002		
(Dollars in thousands)	Amount	Amount	Change	
Operating Income	$ 42,929	$ 49,294	$ (6,365)	(12.9)%

The decrease in operating income resulted from the $16.5 million litigation reserve established by us for potential damages associated with a lawsuit. Excluding the effect of the litigation reserve, operating income for fiscal 2003 increased $10.1 million, or 20.6%, to $59.4 million.

Interest and Other Income

	Years Ended March 31,			
	2003	2002		
(Dollars in thousands)	Amount	Amount	Change	
Interest and Other Income	$ 977	$ 411	$ 566	137.7%

The increase in interest and other income was primarily due to the investment of $72.4 million of proceeds from the July 2002 secondary public offering in short-term, highly liquid investments.

Provision for Income Taxes

	Years Ended March 31,			
	2003	2002		
(Dollars in thousands)	Amount	Amount	Change	
Provision for Income Taxes	$ 15,471	$ 17,891	$ (2,420)	(13.5)%
effective tax rate	35.5%	36.2%		

The decline in the effective tax rate was primarily due to an increase in research and development tax credits.

Net Income

	Years Ended March 31,			
	2003	2002		
(Dollars in thousands)	**Amount**	**Amount**	**Change**	
Net Income	$ 28,110	$ 31,464	$ (3,354)	(10.7)%
Diluted Earnings Per Share	0.82	0.98	(0.16)	(16.3)%

The decrease in net income resulted from the $16.5 million litigation reserve established by us for potential damages associated with a lawsuit. The impact of the litigation reserve, net of applicable taxes, reduced net income by $10.4 million. The more significant percentage decline in earnings per diluted share for fiscal 2003 resulted from an increase in weighted average shares outstanding due to the issuance of approximately 3.3 million shares of Class A common stock in the secondary public offering that was completed in July 2002. Excluding the effect of the litigation reserve, net income for fiscal 2003 would have increased $7.1 million, or 22.5%, to $38.6 million, or $1.12 per diluted share.

FISCAL 2002 COMPARED TO FISCAL 2001

Net Revenues by Segment

	Years Ended March 31,			
	2002	2001		
(Dollars in thousands)	**Amount**	**Amount**	**Change**	
Branded Products	$ 40,424	$ 25,206	$ 15,218	60.4%
as % of net revenues	19.8%	14.2%		
Specialty Generics	141,007	132,154	8,853	6.7%
as % of net revenues	69.1%	74.3%		
Specialty Materials	19,557	17,088	2,469	14.4%
as % of net revenues	9.6%	9.6%		
Other	3,117	3,319	(202)	(6.1)%
Total Net Revenues	204,105	177,767	26,338	14.8%

The increase in branded product sales was due to increased sales volume among all product categories. Sales from the women's health care family of products increased $11.3 million, or 69.2%, in fiscal 2002. Included in women's health care is the PreCare® family of prenatal products, which contributed $9.1 million of incremental sales in fiscal 2002 due to volume-related increases in market share. During the fourth quarter of fiscal 2002, Ther-Rx introduced PrimaCare®, a prescription prenatal/postnatal multivitamin and mineral supplement with essential fatty acids. We also market Gynazole-1®, a vaginal antifungal product introduced in the first quarter of fiscal 2001. Due to its continued growth in market share, Gynazole-1® sales increased $2.2 million, or 38.1%, in fiscal 2002. Sales from the cardiovascular disease product line increased $4.0 million, or 47.8%, in fiscal 2002 as customer inventories returned to normal levels.

The increase in specialty generic sales was primarily due to a $17.8 million increase in the sales volume of existing products coupled with $10.8 million of incremental sales from new products. The cardiovascular product line, which comprised 45.4% of specialty generic sales, accounted for $7.2 million of the total sales growth. We introduced 14 new products in fiscal 2002. The volume growth experienced by specialty generics was partially offset by $19.7 million of product price erosion that resulted from normal and expected competitive pricing pressures on certain products.

The increase in specialty raw material product sales was primarily due to sales of new products and increased sales of existing products.

Gross Profit

	Years Ended March 31,			
	2002	2001		
(Dollars in thousands)	**Amount**	**Amount**	**Change**	
Gross Profit	$ 123,702	$ 107,104	$ 16,598	15.5%
as % of net revenues	60.6%	60.3%		

The increase in gross profit was primarily attributable to the increased level of product sales. The higher gross profit percentage in fiscal 2002 resulted primarily from a shift in the mix of product sales toward higher margin branded products comprising a larger percentage of net revenues and favorable cost variances associated with increased production. The positive impact of these two factors was partially offset by the price erosion in certain specialty generic products discussed above.

Research and Development

	Years Ended March 31,			
	2002	2001		
(Dollars in thousands)	**Amount**	**Amount**	**Change**	
Research and Development	$ 10,712	$ 9,282	$ 1,430	15.4%
as % of net revenues	5.2%	5.2%		

The increase in research and development expense was primarily due to higher costs associated with clinical testing connected to our internal product development efforts and higher personnel expenses related to expansion of our research and development staff.

Selling and Administrative

	Years Ended March 31,			
	2002	2001		
(Dollars in thousands)	**Amount**	**Amount**	**Change**	
Selling and Administrative	$ 61,343	$ 57,509	$ 3,834	6.7%
as % of net revenues	30.1%	32.4%		

The increase in selling and administrative expense was due primarily to an increase in personnel costs associated with corporate administration and branded marketing.

Interest Expense

	Years Ended March 31,			
	2002	2001		
(Dollars in thousands)	**Amount**	**Amount**	**Change**	
Interest Expense	$ 350	$ 1,072	$ (722)	(67.4)%

The decrease in interest expense was due to a corresponding reduction in debt.

Liquidity and Capital Resources

Cash and cash equivalents and working capital were $96.3 million and $137.9 million, respectively, at March 31, 2003, compared to $12.1 million and $81.4 million, respectively, at March 31, 2002. Internally generated funds from product sales growth continued to be the primary source of operating capital used to fund our businesses. The net cash flow from operating activities was $43.3 million in fiscal 2003 compared to $15.9 million in fiscal 2002. The 172.5% increase in net cash flow from operating activities resulted primarily from an increase in cash earnings coupled with the receipt of certain delayed customer payments which were due at the end of fiscal 2002 and collected during the first quarter of fiscal 2003. These increases were offset in part by an increase in inventories due to increased production of specialty generic products in anticipation of continued sales growth in fiscal 2004, an increase in current liabilities due to an increase in accounts payable related to purchases to support our production increases and the timing of income tax payments.

Net cash flow used in investing activities was $32.1 million for fiscal 2003 compared to $8.5 million for the prior year. Capital expenditures of $16.1 million were funded by net cash flows from operating activities. Our investment in capital assets was primarily for purchasing machinery and equipment to upgrade and expand our pharmaceutical manufacturing and distribution capabilities, and for other building renovations. Other investing activities for the year included a $3.0 million payment related to the purchase of certain licensing rights combined with an equity investment in a women's healthcare company. Also, on March 31, 2003, we completed the purchase of product rights and trademarks to the Chromagen® and StrongStart® product lines from a subsidiary of Altana Pharma AG (Altana) and the Niferex® product line from Schwarz Pharma. The acquisition of the Chromagen® and StrongStart® product lines was financed with a $13.0 million cash payment made on March 31, 2003 and two non-interest bearing $7.0 million promissory notes issued to Altana, which are due on the first and second anniversaries of the agreement. A cash payment of $14.3 million was made in April 2003 for the Niferex® product line.

Debt increased to $17.6 million at March 31, 2003 compared to $5.1 million at March 31, 2002. The increase resulted from the issuance of two non-interest bearing $7.0 million promissory notes to Altana as partial funding for the Chromagen® and StrongStart® product line acquisitions on March 31, 2003. The two notes are due on the first and second anniversaries of the agreement. The promissory notes, which are non-interest bearing, were discounted using imputed interest rates of 3.36% and 4.08%, respectively, both of which approximate the Company's borrowing rate for similar debt instruments at the time of the borrowing. The present value of the notes was determined to be $13.2 million, resulting in a discount of $0.8 million.

In December 2002, the Company refinanced a $1.7 million building mortgage that was due in March 2004. The refinanced building mortgage bears interest at 6.27% and is due in December 2007.

As of March 31, 2003, we have a credit agreement with a bank that provides for a revolving line of credit for borrowing up to $60 million. The credit agreement provides for a $40 million unsecured revolving line of credit along with an unsecured supplemental credit line of $20 million for financing acquisitions. The $40 million unsecured revolving line of credit expires in October 2004. The unsecured supplemental credit line of $20 million, which was renewed in December 2002, expires in December 2003. At March 31, 2003, we had no borrowings outstanding under either credit facility and $11.9 million in open letters of credit issued under the revolving credit line.

During July 2002, we completed a public offering of approximately 3.3 million shares of Class A common stock. Net proceeds to us were $72.4 million, after deducting underwriting discounts, commissions and offering expenses. The proceeds from the offering are being used for general corporate purposes, including product acquisitions, research and development activities and working capital. At March 31, 2003, the net proceeds were temporarily invested in short-term, highly liquid instruments.

On April 28, 2003, we purchased a building for $8.8 million. The facility consists of approximately 275,000 square feet of office, production, distribution and warehouse space. The purchase of the building was financed by a term loan secured by the property. The building mortgage bears interest at 5.30% and requires monthly principal payments of $49,000 plus interest through March 2008. The remaining principal balance plus any unpaid interest is due in April 2008.

During May 2003, we completed the issuance of $200.0 million of Contingent Convertible Subordinated Notes (the Notes) that are convertible, under certain circumstances, into shares of our Class A common stock at an initial conversion price of $34.51 per share. The Notes bear interest at a rate of 2.50% and mature on May 16, 2033. We may redeem some or all of the Notes at any time on or after May 21, 2006, at a redemption price, payable in cash, of 100% of the principal amount of the Notes, plus accrued and unpaid interest (including contingent interest, if any) to the date of redemption. Holders may require us to repurchase all or a portion of their Notes on May 16, 2008, 2013, 2018, 2023 and 2028, and upon a change in control, as defined in the indenture governing the Notes, at 100% of the principal amount of the Notes, plus accrued and unpaid interest (including contingent interest, if any) to the date of repurchase, payable in cash. The Notes are subordinate to all of our existing and future senior obligations. The net proceeds to us were approximately $194.0 million, after deducting underwriting discounts, commissions and offering expenses. The proceeds from the offering were used to purchase $50.0 million of our Class A common stock, with the remaining proceeds to be used to fund future acquisitions of products, technologies or businesses, and for general corporate purposes.

As a result of the significant increase in debt related to the $200.0 million Notes issuance, the $60 million revolving line of credit we have with a bank was changed. The credit agreement, which previously included covenants that impose minimum levels of earnings before interest, taxes, depreciation and amortization, a maximum funded debt ratio, and a limit on capital expenditures and dividend payments, was expanded to include a minimum fixed charge ratio and a maximum senior leverage ratio.

The following table summarizes our contractual obligations (in thousands):

Contractual Obligations	Total	2004	2005	2006	2007	2008 and Thereafter
Obligations at March 31, 2003						
Long-term debt	$ 17,590	$ 7,484	$ 7,052	$ 386	$ 1,593	$ 1,075
Operating leases	20,115	3,072	2,761	2,390	2,308	9,584
Other long-term liabilities	2,913	—	—	—	—	2,913
Total obligations at March 31, 2003	40,618	10,556	9,813	2,776	3,901	13,572
Events Subsequent to March 31, 2003						
Building mortgage	$ 8,800	539	588	588	588	6,497
Convertible notes	200,000	—	—	—	—	200,000
Total contractual cash obligations	$ 249,418	$ 11,095	$ 10,401	$ 3,364	$ 4,489	$ 220,069

We believe our cash and cash equivalents balance, cash flows from operations, funds available under our credit facilities, proceeds received from our secondary public offering of Class A common stock completed during July 2002 and proceeds received from our Notes offering completed in May 2003 will be adequate to fund operating activities for the presently foreseeable future, including the payment of short-term and long-term debt obligations, capital improvements, research and development expenditures, product development activities and expansion of marketing capabilities for the branded pharmaceutical business. In addition, we continue to examine opportunities to expand our business through the acquisition of or investment in companies, technologies, product rights, research and development and other investments that are compatible with our existing businesses. We intend to use our available cash to help in funding any acquisitions or investments. As such, cash has been invested in short-term, highly liquid instruments. We also may use funds available under our credit facility, or financing sources that subsequently become available, including the future issuances of additional debt or equity securities, to fund these acquisitions or investments. If we were to fund one or more such acquisitions or investments, our capital resources, financial condition and results of operations could be materially impacted in future periods.

Inflation

Inflation may apply upward pressure on the cost of goods and services used by us in the future. However, we believe that the net effect of inflation on our operations during the past three years has been minimal. In addition, changes in the mix of products sold and the effect of competition has made a comparison of changes in selling prices less meaningful relative to changes in the overall rate of inflation over the past three years.

Recently Issued Accounting Standards

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. Management does not believe the adoption of this statement will have a material impact on the results of operations or financial position of the Company.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and certain provisions of APB No. 30, Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale and resolves other implementation issues related to SFAS 121. This statement was adopted by the Company effective April 1, 2002. The adoption of SFAS 144 did not have a material impact on the Company's results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 rescinds, amends or makes various technical corrections to certain existing authoritative pronouncements. Management does not believe the adoption of this statement will have a material impact on the results of operations or financial position of the Company.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on the Company's results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for all financial statements of periods ending after December 31, 2002. At March 31 2003, the Company was not a guarantor on any debt instruments.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure — an amendment of FASB Statement No. 123. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for the Company's fiscal year ended March 31, 2003. The Company did not adopt the fair value method of valuing stock options, however, the adoption of the disclosure provisions of SFAS 148 did not have a material impact on the Company's financial condition or results of operations.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN 46 provides guidance on: 1) the identification of entities for which control is achieved through means other than through voting rights and 2) how to determine when and which business enterprise should consolidate such entities. In addition, FIN 46 requires that any enterprises with a significant variable interest in these types of entities make additional disclosures in all financial statements initially issued after January 31, 2003. The Company does not anticipate the adoption of this interpretation will have any impact on its financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how entities classify and measure in their statement of financial position certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first fiscal interim period beginning after June 15, 2003. The Company does not expect adoption of this statement to have a material impact on its results of operations or financial position.

Consolidated Balance Sheets

March 31, 2003 and 2002

(In thousands, except share data)

Assets	**2003**	**2002**
Current Assets:		
Cash and cash equivalents	$ 96,288	$ 12,109
Receivables, less allowance for doubtful accounts of $422 and $403 in 2003 and 2002, respectively	57,385	54,218
Inventories, net	42,343	35,097
Prepaid and other assets	2,709	2,102
Deferred tax asset	14,791	5,227
Total Current Assets	213,516	108,753
Property and equipment, less accumulated depreciation	51,903	41,224
Intangible assets and goodwill, net	82,577	41,293
Other assets	4,672	3,922
TOTAL ASSETS	**$ 352,668**	**$ 195,192**
Liabilities		
Current Liabilities:		
Accounts payable	$ 15,588	$ 10,312
Accrued liabilities	52,548	16,332
Current maturities of long-term debt	7,484	712
Total Current Liabilities	75,620	27,356
Long-term debt	10,106	4,387
Other long-term liabilities	2,913	2,717
Deferred tax liability	3,413	1,940
TOTAL LIABILITIES	**92,052**	**36,400**
Commitments and Contingencies		
Shareholders' Equity		
7% cumulative convertible Preferred Stock, $.01 par value; $25.00 stated and liquidation value; 840,000 shares authorized; issued and outstanding — 40,000 shares in both 2003 and 2002 (convertible into Class A shares at a ratio of 5.625 to one)	—	—
Class A and Class B Common Stock, $.01 par value; 150,000,000 and 75,000,000 shares authorized, respectively; Class A—issued 23,651,290 and 20,158,334 at March 31, 2003 and 2002, respectively,	236	201
Class B—issued 10,577,119 and 10,711,514 at March 31, 2003 and 2002, respectively (convertible into Class A shares on a one-for-one basis)	106	108
Additional paid-in capital	120,961	47,231
Retained earnings	139,341	111,301
Less: Treasury Stock, 32 shares of Class A and 53,428 shares of Class B Common Stock in 2003 and 40,493 shares of Class A and 53,428 shares of Class B Common Stock, in 2002, at cost	(28)	(49)
TOTAL SHAREHOLDERS' EQUITY	**260,616**	**158,792**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 352,668**	**$ 195,192**

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income

For the Years Ended March 31, 2003, 2002 and 2001
(In thousands, except per share data)

	2003	2002	2001
Net Revenues	$ 244,996	$ 204,105	$ 177,767
Cost of Sales	94,527	80,403	70,663
Gross Profit	150,469	123,702	107,104
Operating expenses:			
Research and development	19,135	10,712	9,282
Selling and administrative	69,584	61,343	57,509
Amortization of intagible assets	2,321	2,353	2,341
Litigation	16,500	—	—
Total operating expenses	107,540	74,408	69,132
Operating income	42,929	49,294	37,972
Other income (expense):			
Interest and other income	977	411	164
Interest expense	(325)	(350)	(1,072)
Total other income (expense), net	652	61	(908)
Income before income taxes	43,581	49,355	37,064
Provision for income taxes	15,471	17,891	13,439
Net Income	**$ 28,110**	**$ 31,464**	**$ 23,625**
Net Income per Common Share-Basic	$ 0.84	$ 1.03	$ 0.80
Net Income per Common Share-Diluted	$ 0.82	$ 0.98	$ 0.74

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

For the Years Ended March 31, 2003, 2002 and 2001
(In thousands, except share data)

	Preferred Stock	Class A Common Stock	Class B Common Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings	Total Shareholders' Equity
Balance at March 31, 2000	**$ 2**	**$ 123**	**$ 66**	**$ 40,864**	**$ (55)**	**$ 56,799**	**$ 97,799**
Net income	—	—	—	—	—	23,625	23,625
Dividends paid on preferred stock	—	—	—	—	—	(420)	(420)
Product development	—	—	—	200	—	—	200
Conversion of 422,088 Class B shares to Class A Shares	—	4	(4)	—	—	—	—
Stock Options exercised, 46,004 shares of Class A	—	—	—	366	—	—	366
994,081 shares of Class B	—	—	10	4,362	—	—	4,372
Three-for-two stock split	—	62	35	—	—	(97)	—
Balance at March 31, 2001	**2**	**189**	**107**	**45,792**	**(55)**	**79,907**	**125,942**
Net income	—	—	—	—	—	31,464	31,464
Dividends paid on preferred stock	—	—	—	—	—	(70)	(70)
Conversion of 200,000 shares of preferred stock to 1,125,000 Class A shares	(2)	11	—	(9)	—	—	—
Sale of 12,825 Class A shares to employee profit sharing plan	—	—	—	332	6	—	338
Issuance of 5,061 Class A shares under product development agreement	—	—	—	125	—	—	125
Conversion of 32,575 Class B shares to Class A shares	—	—	—	—	—	—	—
Stock Options exercised, 108,018 shares of Class A less 8,847 shares repurchased	—	1	—	530	—	—	531
80,685 shares of Class B less 170 shares repurchased	—	—	1	461	—	—	462
Balance at March 31, 2002	**—**	**201**	**108**	**47,231**	**(49)**	**111,301**	**158,792**
Net income	—	—	—	—	—	28,110	28,110
Dividends paid on preferred stock	—	—	—	—	—	(70)	(70)
Conversion of 175,000 Class B shares to Class A shares	—	2	(2)	—	—	—	—
Issuance of 3,285,000 Class A shares	—	33	—	72,347	—	—	72,380
Sale of 40,461 Class A shares to employees profit sharing plan	—	—	—	884	21	—	905
Stock Options exercised, 42,478 shares of Class A less 9,502 shares repurchased	—	—	—	105	—	—	105
40,717 shares of Class B less 112 shares repurchased	—	—	—	394	—	—	394
Balance at March 31, 2003	**$ —**	**$ 236**	**$ 106**	**$ 120,961**	**$ (28)**	**$139,341**	**$260,616**

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

For the Years Ended March 31, 2003, 2002 and 2001
(In thousands)

	2003	2002	2001
Operating Activities:			
Net income	$ 28,110	$ 31,464	$ 23,625
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,755	6,460	5,724
Deferred income tax (benefit) provision	(8,091)	(2,376)	2,294
Deferred compensation	196	183	174
Litigation	16,500	—	—
Changes in operating assets and liabilities:			
Increase in receivables, net	(3,167)	(27,959)	(2,578)
Increase in inventories	(5,623)	(2,886)	(2,097)
Decrease (increase) in prepaid and other assets	514	783	(4,700)
Increase (decrease) in accounts payable and accrued liabilities	7,127	10,228	(5,372)
Net cash provided by operating activities	43,321	15,897	17,070
Investing Activities:			
Purchase of property and equipment, net	(16,113)	(8,484)	(8,057)
Purchase of stock and intangible assets	(3,000)	—	—
Product acquisition	(13,000)	—	—
Net cash used in investing activities	(32,113)	(8,484)	(8,057)
Financing Activities:			
Principal payments on long-term debt	(743)	(693)	(17,646)
Proceeds from credit facility	—	—	5,000
Dividends paid on preferred stock	(70)	(70)	(420)
Proceeds from issuance of common stock	72,380	—	—
Sale of common stock to employee profit sharing plan	905	338	—
Exercise of common stock options	499	993	4,738
Net cash provided by (used in) financing activities	72,971	568	(8,328)
Increase in cash and cash equivalents	84,179	7,981	685
Cash and cash equivalents:			
Beginning of year	12,109	4,128	3,443
End of year	$ 96,288	$ 12,109	$ 4,128
Non-cash investing and financing activities:			
Term loans refinanced	$ 1,738	$ 2,450	$ —
Issuance of common stock under product development agreement	—	125	—
Payments due on product acquisitons	15,983	—	—
Portion of product acquisition financed by promissory notes	13,234	—	—

See Accompanying Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

1. Description of Business

K-V Pharmaceutical Company and its subsidiaries ("KV" or the "Company") are primarily engaged in the development, acquisition, manufacture, marketing and sale of technologically distinguished branded and generic/non-branded prescription pharmaceutical products. The Company was incorporated in 1971 and has become a leader in the development of advanced drug delivery and formulation technologies that are designed to enhance therapeutic benefits of existing drug forms. Through internal product development and synergistic acquisitions of products, KV has grown into a fully integrated specialty pharmaceutical company. The Company also develops, manufactures and markets technologically advanced, value-added raw material products for the pharmaceutical, nutritional, food and personal care industries.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of KV and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results in subsequent periods may differ from the estimates and assumptions used in the preparation of the accompanying consolidated financial statements.

The most significant estimates made by management include the determination of sales allowances, valuation of inventory balances, the determination of useful lives for intangible assets, and the evaluation of intangible assets and goodwill for impairment. Management periodically evaluates estimates used in the preparation of the consolidated financial statements and makes changes on a prospective basis when adjustments are necessary.

Cash Equivalents

Cash equivalents consist of only those highly liquid investments that are readily convertible to cash and that have original maturities of three months or less. At March 31, 2003 and 2002, cash equivalents totaled $92,635 and $10,350, respectively.

Inventories

Inventories consist of finished goods held for distribution, raw materials and work in process. Inventories are stated at the lower of cost or market, with the cost determined on the first-in, first-out (FIFO) basis. Reserves for potentially obsolete or slow moving inventory are established by management based on evaluation of inventory levels, forecasted demand, and market conditions.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed over the estimated useful lives of the related assets using the straight-line method. The estimated useful lives are principally 10 years for land improvements, 10 to 40 years for buildings and improvements, 3 to 15 years for machinery and equipment, and 3 to 10 years for office furniture and equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the respective lease terms or the estimated useful life of the assets. The Company assesses property and equipment for impairment whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable.

Intangible Assets and Goodwill

Intangible assets consist of product rights, license agreements and trademarks resulting from product acquisitions and legal fees and similar costs relating to the development of patents and trademarks. Intangible assets that are acquired are stated at cost, less accumulated amortization, and are amortized on a straight-line basis over estimated useful lives of 20 years. Upon approval, costs associated with the development of patents and trademarks are amortized on a straight-line basis over estimated useful lives ranging from 5 to 17 years. The Company evaluates its intangible assets for impairment whenever

(In thousands, except share and per share data)

events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Recoverability is determined by comparing the carrying amount of an intangible asset against an estimate of the undiscounted future cash flows expected to result from its use and eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the intangible asset, an impairment loss is recognized based on the excess of the carrying amount over the estimated fair value of the intangible asset.

Goodwill relates to the 1972 acquisition of the Company's specialty materials segment and is recorded net of accumulated amortization through March 31, 2002. In accordance with the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, on April 1, 2002, amortization of goodwill was discontinued. Instead, goodwill is now subject to at least an annual assessment of impairment on a fair value basis. The Company's initial goodwill impairment test as of April 1, 2002 resulted in no impairment of goodwill. Amortization of goodwill for both fiscal 2002 and 2001 was $55. Basic and diluted earnings per share for fiscal 2002 and 2001 would have been unchanged if goodwill amortization was excluded from net income on a pro forma basis.

Other Assets

Non-marketable equity investments for which the Company does not have the ability to exercise significant influence over operating and financial policies (generally less than 20% ownership) are accounted for using the cost method. Such investments are included in "Other assets" in the accompanying consolidated balance sheets.

These investments are periodically reviewed for other-than-temporary declines in fair value. Other than temporary declines in fair value are identified by evaluating market conditions, the entity's ability to achieve forecast and regulatory submission guidelines, as well as the entity's overall financial condition.

Revenue Recognition

Revenue from product sales is recognized when the merchandise is shipped to an unrelated third party pursuant to Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. Accordingly, revenue is recognized when all of the following occur: a purchase order is received from a customer; title and risk of loss pass to the Company's customer upon shipment of the merchandise under the terms of FOB shipping point; prices and estimated sales provisions for product returns, sales rebates, payment discounts, chargebacks, and other promotional allowances are reasonably determinable; and, the customer's payment ability has been reasonably assured.

Concurrently with the recognition of revenue, the Company records estimated sales provisions for product returns, sales rebates, payment discounts, chargebacks, and other sales allowances. Sales provisions are established based upon consideration of a variety of factors, including but not limited to, historical relationship to revenues, historical payment and return experience, estimated customer inventory levels, customer rebate arrangements, and current contract sales terms with wholesale and indirect customers. The following briefly describes the nature of each provision and how such provisions are estimated.

- Payment discounts are reductions to invoiced amounts offered to customers for payment within a specified period and are estimated upon shipment utilizing historical customer payment experience.

- Sales rebates are offered to certain customers to promote customer loyalty and encourage greater product sales. These rebate programs provide that, upon the attainment of pre-established volumes or the attainment of revenue milestones for a specified period, the customer receives credit against purchases. Other promotional programs are incentive programs periodically offered to customers. Due to the nature of these programs, the Company is able to estimate provisions for rebates and other promotional programs based on the specific terms in each agreement at the time of shipment.

- Consistent with common industry practices, the Company has agreed to terms with its customers to allow them to return product that is within a certain period of the expiration date. Upon shipment of product to customers, the Company provides for an estimate of product to be returned. This estimate is determined by applying a historical relationship of customer returns to amounts invoiced.

• Generally the Company provides credits to customers for decreases that are made to selling prices for the value of inventory that is owned by customers at the date of the price reduction. The Company has not contractually agreed to provide price adjustment credits to its customers; instead, the Company issues price adjustment credits at its discretion. Price adjustment credits are estimated at the time the price reduction occurs. The amount is calculated based on an estimate of customer inventory levels.

• KV has arrangements with certain parties establishing prices for the Company's products for which the parties independently select a wholesaler from which to purchase. Such parties are referred to as indirect customers. A chargeback represents the difference between the Company's invoice price to the wholesaler and the indirect customer's contract price, which is lower. Provisions for estimating chargebacks are calculated primarily using historical chargeback experience, actual contract pricing and estimated wholesaler inventory levels.

Actual product returns, chargebacks and other sales allowances incurred are, however, dependent upon future events and may be different than the Company's estimates. The Company continually monitors the factors that influence sales allowance estimates and makes adjustments to these provisions when management believes that actual product returns, chargebacks and other sales allowances may differ from established allowances.

Accruals for sales provisions are presented in the consolidated financial statements as reductions to net revenues and accounts receivable. Sales provisions totaled $98,929, $98,592 and $85,881 for the years ended March 31, 2003, 2002 and 2001, respectively. The reserve balances related to the sales provisions totaled $29,658 and $18,958 at March 31, 2003 and 2002, respectively, and are included in "Receivables, less allowance for doubtful accounts" in the accompanying consolidated balance sheets.

The Company also enters into long-term agreements under which it assigns marketing rights for the products it has developed to pharmaceutical marketers. Royalties are earned based on the sale of products.

Concentration of Credit Risk

The Company extends credit on an uncollateralized basis primarily to wholesale drug distributors and retail pharmacy chains throughout the United States. As a result, the Company is required to estimate the level of receivables which ultimately will not be paid. The Company calculates this estimate based on prior experience supplemented by a customer specific review when it is deemed necessary. On a periodic basis, the Company performs evaluations of the financial condition of all customers to further limit its credit risk exposure. Actual losses from uncollectible accounts have historically been insignificant.

The Company's three largest customers accounted for approximately 33%, 20% and 14%, and 29%, 25% and 12% of gross receivables at March 31, 2003 and 2002, respectively.

During fiscal 2003, KV's three largest customers accounted for 23%, 18% and 14% of gross revenues. In fiscal 2002 and 2001, the Company's three largest customers accounted for gross revenues of 20%, 19% and 13% and 23%, 20% and 14%, respectively.

Shipping and Handling Costs

The Company classifies shipping and handling costs in cost of sales. The Company does not derive revenue from shipping.

Research and Development

Research and development costs, including licensing fees of early-stage development products, are expensed in the period incurred.

The Company has licensed the exclusive rights to co-develop and market various products with other drug delivery companies. These collaborative agreements usually require the Company to pay up-front fees and ongoing milestone payments. When the Company makes an up-front or milestone payment, management evaluates the stage of the related product to determine the appropriate accounting treatment. If the product is considered to be beyond the early development stage but has not yet been approved by regulatory authorities, the Company will evaluate the facts and circumstances of each case to determine if a portion or all of the payment has future economic benefit and should be capitalized. Payments made to third parties subsequent to regulatory approval are capitalized with that cost generally amortized over the patented life of the product.

(In thousands, except share and per share data)

The Company accrues estimated costs associated with clinical studies performed by contract research organizations based on the total of costs incurred through the balance sheet date. The Company monitors the progress of the trials and their related activities to the extent possible, and adjusts the accruals accordingly. These accrued costs are recorded as a component of research and development expense.

Earnings Per Share

Basic earnings per share is calculated by dividing net income available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is based on the treasury stock method and is computed by dividing net income by the weighted average common shares and common share equivalents outstanding during the periods presented assuming the conversion of preferred shares and the exercise of all in-the-money stock options. Common share equivalents have been excluded from the computation of diluted earnings per share where their inclusion would be anti-dilutive.

Income Taxes

Income taxes are accounted for under the asset and liability method where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-Based Compensation

The Company grants stock options for a fixed number of shares to employees with an exercise price greater than or equal to the fair value of the shares at the date of grant. As permissible under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, the Company elected to continue to account for stock option grants to employees in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. APB 25 requires that compensation cost related to fixed stock option plans be recognized only to the extent that the fair value of the shares at the grant date exceeds the exercise price. Accordingly, no compensation expense is recognized for stock option awards granted to employees at or above fair value. Had the Company determined compensation expense using the fair value method prescribed by SFAS 123, the Company's net income and earnings per share would have been as follows:

Years Ended March 31,	2003	2002	2001
Net income, as reported	$ 28,110	$ 31,464	$ 23,625
Stock based employee compensaton expense, net of tax	(815)	(815)	(907)
Pro forma net income	$ 27,295	$ 30,649	$ 22,718
Earnings per share:			
Basic — as reported	$ 0.84	$ 1.03	$ 0.80
Basic — pro forma	0.82	1.00	0.77
Diluted — as reported	0.82	0.98	0.74
Diluted — pro forma	0.79	0.95	0.71

The weighted average fair value of the options has been estimated on the date of grant using the following weighted average assumptions for grants in fiscal 2003, 2002 and 2001, respectively: no dividend yield; expected volatility of 45%, 56% and 56%; risk-free interest rate of 2.40%, 6.00% and 6.50% per annum; and expected option terms ranging from 3 to 10 years for all three years. Weighted averages are used because of varying assumed exercise dates.

Fair Value of Financial Instruments

The fair values of the Company's cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate their carrying values due to the relatively short maturity of these items. The carrying amount of all long-term financial instruments approximates their fair value because their terms are similar to those which can be obtained for similar financial instruments in the current marketplace.

New Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. Management does not believe the adoption of this statement will have a material impact on the results of operations or financial position of the Company.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and certain provisions of APB No. 30, Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale and resolves other implementation issues related to SFAS 121. This statement was adopted by the Company effective April 1, 2002. The adoption of SFAS 144 did not have a material impact on the Company's results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 rescinds, amends or makes various technical corrections to certain existing authoritative pronouncements. Management does not believe the adoption of this statement will have a material impact on the results of operations or financial position of the Company.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on the Company's results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for all financial statements of

(In thousands, except share and per share data)

periods ending after December 31, 2002. At March 31, 2003, the Company was not a guarantor on any debt instruments.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation--Transition and Disclosure-- an amendment of FASB Statement No. 123. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for the Company's fiscal year ended March 31, 2003. The Company did not adopt the fair value method of valuing stock options, however, the adoption of the disclosure provisions of SFAS 148 did not have a material impact on the Company's financial condition or results of operations.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN 46 provides guidance on: 1) the identification of entities for which control is achieved through means other than through voting rights and 2) how to determine when and which business enterprise should consolidate such entities. In addition, FIN 46 requires that any enterprises with a significant variable interest in these types of entities make additional disclosures in all financial statements initially issued after January 31, 2003. The Company does not anticipate the adoption of this Interpretation will have any impact on its financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how entities classify and measure in their statement of financial position certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first fiscal interim period beginning after June 15, 2003. The Company does not expect adoption of this statement to have a material impact on its results of operations or financial position.

Reclassifications

Certain reclassifications to prior years' financial information have been made to conform to the fiscal 2003 presentation.

3. Acquisitions and License Agreements

On March 31, 2003, the Company acquired from Schwarz Pharma (Schwarz) the product rights and trademarks to the Niferex® line of hematinic products for $14,300, plus expenses. The acquisition was financed with cash on hand. The purchase price was allocated to the trademark rights acquired and is being amortized over an estimated life of 20 years.

On March 31, 2003, the Company acquired from a subsidiary of Altana Pharma AG (Altana) the world-wide product rights and trademarks to the Chromagen® and StrongStart® product lines for $27,000, plus expenses. The Chromagen® product line includes three hematinic products used in the treatment of anemias and one prenatal vitamin, while the StrongStart® product line consists of two prenatal vitamin products. In accordance with the acquisition agreement, the Company entered into a transitional supply agreement. The acquisition was financed with a $13,000 cash payment and two non-interest bearing $7,000 promissory notes issued to Altana, which are due on the first and second anniversaries of the agreement. The promissory notes, which are non-interest bearing, were discounted using imputed interest rates of 3.36% and 4.08%, respectively, both of which approximate the Company's borrowing rate for similar debt instruments at the time of the borrowing. Using the imputed interest rates, the present value of the notes was determined to be $13,234, resulting in a discount of $766. The purchase price was allocated to the trademark rights acquired and is being amortized over an estimated life of 20 years.

On April 18, 2002, the Company entered into an agreement with FemmePharma, Inc. (FemmePharma) whereby the Company was granted an exclusive license to manufacture and sell in North America and certain foreign markets intravaginal products containing Danazol and certain vaginal anti-infective products under development (the License Agreement). The initial product covered by the

License Agreement is intended for use in the treatment of endometriosis under FemmePharma's patented Pardel™ technology. In consideration for the rights and licenses received, the Company paid $1,000 for use of the Pardel™ trademark and will pay up to an additional $8,500 upon successful achievement of certain regulatory milestones. These milestone payments will commence upon submission of a New Drug Application (NDA) to the Food and Drug Administration for the initial product covered by the License Agreement. The amounts paid and the costs to be incurred under this agreement will be allocated to license agreements and amortized over the estimated lives of the products upon launch. The Company is also obligated to pay royalties on product sales covered by the License Agreement. These disbursements will be recognized as a cost of sales concurrently with the revenue earned on the products to which the royalties relate.

Under a separate agreement, the Company invested $2,000 in FemmePharma's convertible preferred stock and agreed to make an additional $3,000 convertible preferred stock investment following commencement of Phase III studies by the FDA on the initial product covered by the License Agreement. The $2,000 investment was accounted for using the cost method since the Company does not have the ability to exercise significant influence over operating and financial policies of FemmePharma. This investment is included in "Other assets" in the accompanying consolidated balance sheets.

4. Inventories

Inventories as of March 31, consist of:

	2003	2002
Finished goods	$ 26,524	$ 18,600
Work-in-progress	4,290	4,702
Raw materials	12,532	12,903
	43,346	36,205
Reserves for obsolescence	(1,003)	(1,108)
	$ 42,343	$35,097

5. Property and Equipment

Property and equipment as of March 31, consist of:

	2003	2002
Land and improvements	$ 2,083	$ 2,083
Building and building improvements	17,246	16,611
Machinery and equipment	35,548	31,497
Office furniture and equipment	12,185	8,766
Leasehold improvements	10,708	3,195
Construction-in-progress (estimated costs to complete at March 31, 2003 was $1,433)	5,848	5,353
	$ 83,618	$ 67,505
Less accumulated depreciation and amortization	(31,715)	(26,281)
Net property and equipment	$ 51,903	$ 41,224

(In thousands, except share and per share data)

Purchases of property and equipment were $16,113, $8,484 and $8,057 for fiscal 2003, 2002 and 2001, respectively. Depreciation and amortization of property and equipment was $5,434, $4,107 and $3,383 for fiscal 2003, 2002 and 2001, respectively.

6. Intangible Assets and Goodwill

Intangible assets and goodwill as of March 31, consist of:

	2003		2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Product rights – Micro-K®	$ 36,140	$ (7,294)	$ 36,140	$ (5,490)
Product rights – PreCare®	8,433	(1,546)	8,433	(1,124)
Trademarks acquired	42,476	—	—	—
License agreements	1,000	—	—	—
Trademarks and patents	3,114	(303)	3,046	(269)
Total intangible assets	91,163	(9,143)	47,619	(6,883)
Goodwill	557	—	557	—
	$ 91,720	$ (9,143)	$ 48,176	$ (6,883)

Amortization of intangible assets was $2,321, $2,298 and $2,286 for fiscal 2003, 2002 and 2001, respectively. Amortization of goodwill was $55 for fiscal 2002 and 2001.

Estimated annual amortization expense is $4,450 for each of the five succeeding fiscal years.

7. Other Assets

Other assets as of March 31, consist of:

	2003	2002
Cash surrender value of life insurance	$ 1,634	$ 1,845
Other investments	2,000	—
Deposits	994	2,015
Other	44	62
	$ 4,672	$ 3,922

8. Accrued Liabilities

Accrued liabilities as of March 31, consist of:

	2003	2002
Salaries, wages, incentives and benefits	$ 6,202	$ 5,665
Income taxes	8,402	6,929
Promotion expenses	2,744	2,846
Payments due on product acquisitions	15,983	—
Assumed liabilities - product acquisitions	1,882	—
Litigation reserve	16,500	—
Other	835	892
	$ 52,548	$ 16,332

9. Long-Term Debt

Long-term debt as of March 31, consists of:

	2003	2002
Industrial revenue bonds	$ 530	$ 855
Building mortgages	3,826	4,244
Notes payable	13,234	—
	17,590	5,099
Less current portion	(7,484)	(712)
	$ 10,106	$ 4,387

As of March 31, 2003, the Company has a credit agreement with a bank that provides for a revolving line of credit for borrowing up to $60,000. The credit agreement provides for a $40,000 unsecured revolving line of credit along with an unsecured supplemental credit line of $20,000 for financing acquisitions. The $40,000 unsecured revolving line of credit expires in October 2004. The unsecured supplemental credit line of $20,000, which was renewed in December 2002, expires in December 2003. The revolving credit lines charge interest at the lower of the prime rate or the one-month LIBOR rate plus 150 basis points. At March 31, 2003, the Company had $11,906 in open letters of credit issued under the credit facilities. The credit agreement includes covenants that impose minimum levels of earnings before interest, taxes, depreciation and amortization, a maximum funded debt ratio, and a limit on capital expenditures and dividend payments. As of March 31, 2003, the Company was in compliance with all of its covenants.

The industrial revenue bonds, which bear interest at 7.35% per annum, mature serially through 2005 and are collateralized by certain property and equipment, as well as through a letter of credit, which may only be accessed in case of default on the bonds. The bonds do not allow the holder to require the Company to redeem the bonds.

In December 2002, the Company refinanced $1,738 of a building mortgage that was due in March 2004. At March 31, 2003, the building mortgages bear interest at 7.57% and 6.27% and require monthly principal payments of $19 and $13 plus interest through November 2006 and November 2007, respectively. The remaining principal balances plus any unpaid interest are due on December 20, 2006 and December 20, 2007, respectively.

The notes payable relate to two unsecured promissory notes for $7,000 each that were entered into in conjunction with the Altana acquisition agreement (see Note 3). The two notes are due on March 31, 2004 and March 31, 2005. The promissory notes, which are non-interest bearing, were discounted using imputed interest rates of 3.36% and 4.08%, respectively, both of which approximate the Company's borrowing rate for similar debt instruments at the time of the borrowing. The present value of the notes was determined to be $13,234, resulting in a discount of $766.

The aggregate maturities of long-term debt as of March 31, 2003 are as follows:

2004	$ 7,484
2005	7,052
2006	386
2007	1,593
2008	1,075
	$ 17,590

The Company paid interest of $389, $417 and $1,329 during the years ended March 31, 2003, 2002 and 2001, respectively.

10. Commitments and Contingencies

Leases

The Company leases manufacturing, office and warehouse facilities, equipment and automobiles under operating leases expiring through 2012. Total rent expense for the years ended March 31, 2003, 2002 and 2001 was $4,785, $4,441 and $4,319, respectively.

(In thousands, except share and per share data)

Future minimum lease commitments under non-cancelable leases are as follows:

2004	$ 3,072
2005	2,761
2006	2,390
2007	2,308
2008	1,962
Later years	7,622

Contingencies

The Company is currently subject to legal proceedings and claims that have arisen in the ordinary course of business. While the Company is not presently able to determine the potential liability, if any, related to such matters, the Company believes none of the matters it currently faces, individually or in the aggregate, will have a material adverse effect on its financial position or operations except for the Healthpoint and PPA litigation described in Litigation below.

The Company has licensed the exclusive rights to co-develop and market various generic equivalent products with other drug delivery companies. These collaboration agreements require the Company to make up-front and ongoing payments as development milestones are attained. If all milestones remaining under these agreements were reached, payments by the Company could total up to $17,300.

Employment Agreements

The Company has employment agreements with certain officers and key employees which extend for one to five years. These agreements provide for base levels of compensation and, in certain instances, also provide for incentive bonuses and separation benefits. Also, the agreement with one officer contains provisions for partial salary continuation under certain conditions, contingent upon noncompete restrictions and providing consulting services to the Company as specified in the agreement. The Company expensed $196, $183 and $174, under this agreement in the years ended March 31, 2003, 2002 and 2001, respectively.

Litigation

ETHEX Corporation (ETHEX), a subsidiary of the Company, is a defendant in a lawsuit styled Healthpoint, Ltd. v. ETHEX Corporation, pending in federal court in San Antonio, Texas. In general, the plaintiffs allege that ETHEX's comparative promotion of its Ethezyme™ to Healthpoint's Accuzyme® product resulted in false advertising and misleading statements under various federal and state laws, and constituted unfair competition and misappropriation of trade secrets. In September 2001, the jury returned verdicts against ETHEX on certain false advertising, unfair competition, and misappropriation claims. The jury awarded compensatory and punitive damages totaling $16,500. On October 1, 2002, the U.S. District Court for the Western District of Texas denied ETHEX's motion to set aside the jury's verdict. On December 17, 2002, the court entered a judgment awarding attorneys' fees to Healthpoint in an amount to be subsequently determined.

The Company believes that the jury award is excessive and is not sufficiently supported by the facts or the law. The Company intends to vigorously appeal once the court has entered a final judgment. The Company and its counsel believe that there are meritorious arguments to be raised during the appeal process; however, the Company is not presently able to predict the outcome of the pending District Court's motions or an appeal. As a result of the court's earlier decisions, the Company's results of operations for fiscal 2003 included a reserve for potential damages of $16,500, which is reflected in accrued liabilities on its consolidated balance sheet as of March 31, 2003. To date Healthpoint has requested reimbursement for approximately $1,800 in attorneys' fees in addition to the judgment discussed above. The Company is contesting Healthpoint's entitlement to and their requested amount of attorneys' fees. As of this date, the court had not entered any order with respect to the amount of attorneys' fees to be awarded. The Company's counsel has advised that the amount could range from zero to $1,800, the amount requested by Healthpoint. Based on management's current analysis, the Company believes that the reserve as recorded will be adequate to cover any judgment, including attorneys' fees, which may result at the end of the appeal process. The Company is continually evaluating the need for additional reserves as the case progresses through the appeal process.

KV previously distributed several low volume pharmaceutical products that contained phenylpropanolamine, or PPA, and that were discontinued in 2000 and 2001. The Company is presently named as one of several defendants in two product liability lawsuits in federal court in Nevada and Mississippi involving PPA. The Nevada case is Deuel, David et al. v. KV Pharmaceutical Company, Inc. The suit was filed on June 11, 2001. Discovery has been initiated in this case, and the Company currently has completed the basic fact discovery and depositions, however no discovery cut-off date has been assigned and there is presently no trial date. The Mississippi case is Virginia Madison, et al. v. Bayer Corporation, et al. KV is one of several defendants named in the lawsuit. The suit was filed on December 23, 2002, but was not served on KV until February 2003. The case was originally filed in the Circuit Court of Hinds County, Mississippi, and was removed to the United States District Court for the Southern District of Mississippi by co-defendant Bayer Corporation. The Plaintiffs have filed a motion to remand the case to the Circuit Court of Hinds County, Mississippi, which has caused the Court to enter a stay of all proceedings pending a resolution of the motion. So far, the Court has not ruled on the motion. Both the Nevada and Mississippi cases have been transferred to a Judicial Panel on Multi District Litigation for PPA claims sitting in the Western District of Washington. Each lawsuit alleges bodily injury, wrongful death, economic injury, punitive damages, loss of consortium and/or loss of services from the use of our distributed pharmaceuticals containing PPA that have since been discontinued and/or reformulated to exclude PPA. Management believes that the Company has substantial defenses to these claims, though the ultimate outcome of these cases and the potential effect cannot be determined.

KV is being defended and indemnified in the Nevada PPA lawsuits by its products liability insurer subject to a reservation of rights. The Company's product liability coverage was obtained on a claims made basis and provides coverage for judgments, settlements and defense costs arising from product liability claims. However, such insurance may not be adequate to remove the risk from some or all product liability claims, including PPA claims, and is subject to the limitations described in the terms of the policies. Furthermore, KV's product liability coverage for PPA claims expired for claims made after June 15, 2002. Although the Company renewed its product liability coverage for a policy term of June 15, 2002 through June 15, 2003, that policy excludes future PPA claims in accordance with the standard industry exclusion. Consequently, as of June 15, 2002, the Company has provided for legal defense costs and indemnity payments involving PPA claims on a going forward basis, including the Mississippi lawsuit that was filed during the June 15, 2002 through June 15, 2003 policy period. Moreover, the Company may not be able to obtain product liability insurance in the future for PPA claims with adequate coverage limits at commercially reasonable prices for subsequent periods. From time to time in the future, KV may be subject to further litigation resulting from products containing PPA that it formerly distributed. The Company intends to vigorously defend any claims that may be raised in the current and future litigations.

From time to time, KV becomes involved in various legal matters in addition to the above described matters, that it considers to be in the ordinary course of business. While management is not presently able to determine the potential liability, if any, related to such matters, management believes none of such matters, individually or in the aggregate, will have a material adverse effect on the Company's financial position.

(In thousands, except share and per share data)

11. Income Taxes

The fiscal 2003, 2002, and 2001 provisions were based on estimated Federal and state taxable income using the applicable statutory rates. The current and deferred Federal and state income tax provisions for fiscal years 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Provision			
Current			
Federal	$ 21,524	$ 18,603	$ 10,072
State	2,038	1,664	1,073
	23,562	20,267	11,145
Deferred			
Federal	(7,207)	(2,199)	2,061
State	(884)	(177)	233
	(8,091)	(2,376)	2,294
	$ 15,471	$ 17,891	$ 13,439

The reasons for the differences between the provision for income taxes and the expected Federal income taxes at the statutory rate are as follows:

	2003	2002	2001
Expected income tax expense	$ 15,253	$ 17,274	$ 12,972
State income taxes, less			
Federal income tax benefit	750	967	849
Business credits	(370)	(260)	(142)
Other	(162)	(90)	(240)
	$ 15,471	$ 17,891	$ 13,439

As of March 31, 2003 and 2002, the tax effect of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts are as follows:

	2003		2002	
	Current	Non-Current	Current	Non-Current
Fixed asset basis differences	$ —	$ (3,397)	$ —	$ (2,126)
Reserves for inventory and receivables	7,776	—	4,376	—
Vacation pay reserve	456	—	464	—
Deferred compensation	—	1,092	—	1,004
Amortization	—	(1,108)	—	(818)
Litigation reserve	6,056	—	—	—
Other	503	—	387	—
Net deferred tax asset (liability)	$ 14,791	$ (3,413)	$ 5,227	$ (1,940)

The Company paid income taxes of $22,088, $15,578 and $11,971 during the years ended March 31, 2003, 2002 and 2001, respectively.

12. Employee Benefits

Stock Option Plan and Agreements

During fiscal 2002, the Board of Directors adopted the Company's 2001 Incentive Stock Option Plan (the 2001 Plan), which allows for the issuance of up to 3,750,000 shares of common stock. Prior to the approval of the 2001 Plan, the Company operated under the 1991 Incentive Stock Option Plan, as amended, which allowed for the issuance of up to 4,500,000 shares of common stock. Under the Company's stock option plans, options to acquire shares of common stock have been made available for grant to certain employees. Each option granted has an exercise price of not less than 100% of the market value of the common stock on the date of grant. The contractual life of each option is generally 10 years. The exercisability of the grants varies according to the individual options granted. In addition to the Stock Option Plan, the Company issues stock options periodically related to employment agreements with its executives and to non-employee directors. At March 31, 2003, options to purchase 244,150 shares of stock were outstanding pursuant to employment agreements and grants to non-employee directors.

The following summary shows the transactions for the fiscal years 2003, 2002 and 2001 under option arrangements:

	Options Outstanding		Options Exercisable	
	No. of Shares	Average Price Per Share	No. of Shares	Average Price Per Share
Balance, March 31, 2000	3,087,645	$ 7.90	1,779,264	$ 7.10
Options granted	592,125	15.62	—	—
Options becoming exercisable	—	—	433,351	11.13
Options exercised	(1,344,348)	7.15	(1,344,348)	7.15
Options canceled	(182,223)	10.47	(54,644)	9.01
Balance, March 31, 2001	2,153,199	10.27	813,623	9.04
Options granted	362,000	20.44	—	—
Options becoming exercisable	—	—	385,356	12.79
Options exercised	(188,703)	5.73	(188,703)	5.73
Options canceled	(194,110)	12.73	(53,105)	10.63
Balance, March 31, 2002	2,132,386	12.18	957,171	11.11
Options granted	467,025	18.52	—	—
Options becoming exercisable	—	—	377,637	13.81
Options exercised	(90,280)	7.89	(90,280)	7.89
Options canceled	(173,776)	17.51	(50,635)	16.45
Balance, March 31, 2003	2,335,355	$ 13.22	1,193,893	$ 11.97

The weighted-average fair value of options granted at market price was $3.27, $5.45 and $4.18 per share in fiscal 2003, 2002 and 2001, respectively. The weighted-average fair value of options granted with an exercise price exceeding market price on the date of grant was $0.21, $0.45 and $1.83 per share in fiscal 2003, 2002 and 2001, respectively.

(In thousands, except share and per share data)

The following table summarizes information about stock options outstanding at March 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding at 3/31/03**	**Weighted Average Life Remaining**	**Weighted Average Exercise Price**	**Number Exercisable at 3/31/03**	**Weighted Average Exercise Price**
$ 1.23 - $ 5.00	167,888	2 Years	$ 3.24	110,968	$ 3.08
$ 5.01 - $ 9.00	252,713	4 Years	$ 5.62	155,072	$ 5.57
$ 9.01 - $ 14.00	875,921	6 Years	$ 11.01	513,616	$ 11.08
$ 14.01 - $ 21.00	818,363	7 Years	$ 17.05	377,532	$ 17.24
$ 21.01 - $ 29.01	220,470	9 Years	$ 24.09	36,705	$ 24.05

Profit Sharing Plan

The Company has a qualified trustee profit sharing plan (the "Plan") covering substantially all non-union employees. The Company's annual contribution to the Plan, as determined by the Board of Directors, is discretionary and was $445, $350 and $300 for fiscal 2003, 2002 and 2001, respectively. The Plan includes features as described under Section 401(k) of the Internal Revenue Code.

The Company's contributions to the 401(k) investment funds are 50% of the first 7% of the salary contributed by each participant. Contributions of $1,185, $1,028 and $907 were made to the 401(k) investment funds in fiscal 2003, 2002 and 2001, respectively.

Contributions are also made to multi-employer defined benefit plans administered by labor unions for certain union employees. Amounts charged to pension expense and contributed to these plans were $231, $165 and $161 in fiscal 2003, 2002 and 2001, respectively.

Health and Medical Insurance Plan

The Company contributes to health and medical insurance programs for its non-union and union employees. For non-union employees, the Company self-insures the first $100,000 of each employee's covered medical claims. Included in accrued liabilities in the consolidated balance sheets as of March 31, 2003 and 2002 were $400 and $400 of accrued health insurance reserves, respectively, for claims incurred but not reported. For union employees, the Company participates in a fully funded insurance plan sponsored by the union. Total health and medical insurance expense for the two plans was $6,636, $5,255, and $4,088 in fiscal 2003, 2002 and 2001, respectively.

13. Related Party Transactions

The Company currently leases certain real property from an affiliated partnership of an officer and director of the Company. Lease payments made for this property during the years ended March 31, 2003, 2002 and 2001 totaled $269, $263 and $246, respectively.

14. Equity Transactions

During July 2002, the Company completed a public offering of approximately 3.3 million shares of Class A common stock. Net proceeds to the Company were $72,380 after deducting underwriting discounts, commissions and offering expenses.

As of March 31, 2003 and 2002, the Company had 40,000 shares of 7% Cumulative Convertible Preferred Stock (par value $.01 per share) outstanding at a stated value of $25 per share. The preferred stock is non-voting with dividends payable quarterly. The preferred stock is redeemable at its stated value. Each share of preferred stock is convertible into Class A Common Stock at a conversion price of $4.45 per share. The preferred stock has a liquidation preference of $25 per share plus all accrued but unpaid dividends prior to any liquidation distributions to holders of Class A or Class B common stock. No dividends may be paid on Class A or Class B common stock unless all dividends on the Cumulative Convertible Preferred Stock have been declared and paid. Undeclared and unaccrued cumulative preferred dividends were $366, or $9.14 per share, at both March 31, 2003 and 2002. Also, under the terms of its credit agreement, the Company may not pay cash dividends in excess of 25% of the prior fiscal year's consolidated net income.

Holders of Class A common stock are entitled to receive dividends per share equal to 120% of the dividends per share paid on the Class B Common Stock and have one-twentieth vote per share in the election of directors and on other matters.

Under the terms of the Company's current loan agreement (see Note 9), the Company has limitations on paying dividends, except in stock, on its Class A and Class B common stock. Payment of dividends may also be restricted under Delaware Corporation law.

On August 18, 2000, the Company's Board of Directors declared a three-for-two stock split in the form of a 50% stock dividend of its common stock to shareholders of record on August 28, 2000, payable on September 7, 2000. Common Stock was credited and retained earnings was charged for the aggregate par value of the shares issued. The stated par value of each share was not changed from $.01.

All per share data in this report has been restated to reflect the aforementioned three-for-two stock split in the form of a 50% stock dividend.

15. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	2003	2002	2001
Numerator:			
Net income (1)	$ 28,110	$ 31,464	$ 23,625
Preferred stock dividends	(70)	(70)	(420)
Numerator for basic earnings per share — income available to common shareholders	28,040	31,394	23,205
Effect of dilutive securities:			
Preferred stock dividends	70	70	420
Numerator for diluted earnings per share — income available to common shareholders after assumed conversions	$ 28,110	$ 31,464	$ 23,625
Denominator:			
Denominator for basic earnings per share — weighted-average shares	33,200	30,408	28,981
Effect of dilutive securities:			
Employee stock options	949	1,258	1,662
Convertible preferred stock	225	499	1,350
Dilutive potential common shares	1,174	1,757	3,012
Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	34,374	32,165	31,993
Basic earnings per share (2)	$ 0.84	$ 1.03	$ 0.80
Diluted earnings per share (2) (3)	$ 0.82	$ 0.98	$ 0.74

(1) Net income for the year ended March 31, 2003 includes a reserve of $16,500 for potential damages associated with a lawsuit (see Note 10). The impact of the litigation reserve, net of the applicable tax effect, was to reduce net income by $10,444, or $.30 per diluted share.

(2) The two-class method for Class A and Class B common stock is not presented because the earnings per share are equivalent to the if converted method since dividends were not declared or paid and each class of common stock has equal ownership of the Company.

(3) Employee stock options to purchase 170,490, 27,550 and 5,750 shares of Class A common stock at March 31, 2003, 2002 and 2001, respectively, are not presented because these options are anti-dilutive. The exercise prices of these options exceeded the average market prices of the shares under option in each respective period.

(In thousands, except share and per share data)

16. Quarterly Financial Results (unaudited)

FISCAL 2003	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year
Net Sales	$ 49,227	$ 60,482	$ 61,929	$ 73,358	$ 244,996
Gross Profit	30,149	37,001	38,201	45,118	150,469
Pretax Income (Loss) (a)	10,621	(2,200)	15,555	19,625	43,581
Net Income (Loss) (a)	6,723	(1,405)	10,146	12,646	28,110
Earnings (Loss) Per Share:					
Basic	0.22	(0.04)	0.30	0.37	0.84
Diluted	0.21	(0.04)	0.29	0.36	0.82
FISCAL 2002					
Net Sales	$ 45,220	$ 50,658	$ 51,553	$ 56,674	$ 204,105
Gross Profit	27,645	29,408	32,247	34,402	123,702
Pretax Income	8,883	11,027	12,782	16,663	49,355
Net Income	5,663	7,030	8,148	10,623	31,464
Earnings Per Share:					
Basic	0.19	0.23	0.26	0.35	1.03
Diluted	0.18	0.22	0.25	0.33	0.98

Note:

(a) Pretax income (loss), for the three-months ended September 30, 2002 and the year ended March 31, 2003 includes a reserve of $16,500 for potential damages associated with a lawsuit (see Note 10). The impact of the litigation reserve, net of applicable income taxes was to reduce net income for the three-months ended September 30, 2002 and the year ended March 31, 2003 by $10,444.

17. Segment Reporting

The reportable operating segments of the Company are branded products, specialty generics and specialty materials. The operating segments are distinguished by differences in products, marketing and regulatory approval. Segment profits are measured based on income before taxes and are determined based on each segment's direct revenues and expenses. The majority of research and development expense, corporate general and administrative expenses, amortization and interest expense, as well as interest and other income, are not allocated to segments, but included in the "all other" classification. Identifiable assets for the three reportable operating segments primarily include receivables, inventory, and property and equipment. For the "all other" classification, identifiable assets consist of cash and cash equivalents, corporate property and equipment, intangible and other assets and all income tax related assets. Accounting policies of the segments are the same as the Company's consolidated accounting policies.

The following represents information for the Company's reportable operating segments for fiscal 2003, 2002 and 2001.

	Fiscal Year Ended March 31	Branded Products	Specialty Generics	Specialty Materials	All Other	Eliminations	Consolidated
Net revenues	2003	$ 43,677	$ 179,724	$ 17,395	$ 4,200	$ —	$ 244,996
	2002	40,424	141,007	19,557	3,117	—	204,105
	2001	25,206	132,154	17,088	3,319	—	177,767
Segment profit (loss) (a)	2003	$ 8,361	$ 97,339	$ 1,692	$ (63,811)	$ —	$ 43,581
	2002	7,222	74,389	3,684	(35,940)	—	49,355
	2001	(6,490)	71,779	4,333	(32,558)	—	37,064
Identifiable assets	2003	$ 7,819	$ 69,303	$ 8,797	$ 267,907	$ (1,158)	$ 352,668
	2002	12,555	58,618	8,774	116,403	(1,158)	195,192
	2001	9,497	31,241	8,278	103,559	(1,158)	151,417
Property and equipment additions	2003	$ 634	$ 116	$ 143	$ 15,220	$ —	$ 16,113
	2002	707	120	391	7,266	—	8,484
	2001	226	805	91	6,935	—	8,057
Depreciation and amortization	2003	$ 260	$ 55	$ 164	$ 7,276	$ —	$ 7,755
	2002	74	79	156	6,151	—	6,460
	2001	82	180	152	5,310	—	5,724

(a) In the "all other" classification, segment profit (loss) for the year ended March 31, 2003 includes a litigation reserve of $16,500 for potential damages associated with a lawsuit (see Note 10).

Consolidated revenues are principally derived from customers in North America and substantially all property and equipment is located in St. Louis, Missouri.

18. Subsequent Events

Purchase of Building

On April 28, 2003, the Company completed the purchase of an office building for $8,800. The facility consists of approximately 275,000 square feet of office, production, distribution and warehouse space. The purchase of the building was financed by a term loan secured by the property. The building mortgage bears interest at 5.30% and requires monthly principal payments of $49 plus interest through March 2008. The remaining principal balance plus any unpaid interest is due in April 2008.

Sale of $200 Million Contingent Convertible Subordinated Notes

On May 16, 2003, the Company issued $200,000 of 2.50% Contingent Convertible Notes due May 16, 2033 (the Notes). Approximately $50,000 of the proceeds from the sale of these Notes was used to repurchase shares of Class A common stock, with the remainder to be used for potential acquisitions and general corporate purposes. The Notes bear interest at a rate of 2.50% per annum, which is payable on May 16 and November 16 of each year, beginning November 16, 2003. The Company also will pay contingent interest at a rate equal to 0.5% per annum during any six-month period from May 16 to November 15 and from November 16 to May 15, with the initial six-month period commencing May 16, 2006, if the average trading price of the Notes reaches certain thresholds.

The Company may redeem some or all of the Notes at any time on or after May 21, 2006, at a redemption price, payable in cash, of 100% of the principal amount of the Notes, plus accrued and unpaid interest, including contingent interest, if any.

(In thousands, except share and per share data)

Holders of the Notes may require the Company to repurchase all or a portion of their Notes on May 16, 2008, 2013, 2018, 2023 and 2028 and upon a change in control, as defined in the indenture governing the Notes, at a purchase price, payable in cash, of 100% of the principal amount of the Notes, plus accrued and unpaid interest, including contingent interest, if any.

The Notes are convertible, at the holders' option, into shares of the Company's Class A common stock prior to the maturity date in the following circumstances:

- during any quarter commencing after June 30, 2003, if the closing sale price of the Company's Class A common stock over a specified number of trading days during the previous quarter is more than 120% of the conversion price of the Notes on the last trading day of the previous quarter. The Notes are initially convertible at a conversion price of $34.51 per share, which is equal to a conversion rate of approximately 28.9771 shares per $1,000 principal amount of Notes;
- if the Company has called the Notes for redemption;
- during the five trading day period immediately following any nine consecutive day trading period in which the trading price of the Notes per $1,000 principal amount for each day of such period was less than 95% of the product of the closing sale price of our Class A common stock on that day multiplied by the number of shares of our Class A common stock issuable upon conversion of $1,000 principal amount of the Notes; or
- upon the occurrence of specified corporate transactions.

The Notes, which are unsecured, do not contain any restrictions on the payment of dividends, the incurrence of additional indebtedness or the repurchase of the Company's securities, and do not contain any financial covenants.

The Company incurred approximately $6,000 of fees and other origination costs related to the issuance of the Notes. These costs will be amortized over a five-year period.

As a result of the significant increase in debt related to the $200.0 million Notes issuance, the $60 million revolving line of credit the Company has with a bank was changed (see Note 9). The credit agreement, which previously included covenants that impose minimum levels of earnings before interest, taxes, depreciation and amortization, a maximum funded debt ratio, and a limit on capital expenditures and dividend payments, was expanded to include a minimum fixed charge ratio and a maximum senior leverage ratio.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Stockholders and Board of Directors of K-V Pharmaceutical Company

We have audited the consolidated balance sheets of K-V Pharmaceutical Company and Subsidiaries as of March 31, 2003 and 2002 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of K-V Pharmaceutical Company and Subsidiaries at March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Chicago, Illinois

May 23, 2003

ANDA
An Abbreviated New Drug Application (ANDA) is primarily used to obtain approval for therapeutic equivalent generic versions of drug products previously approved by the FDA under a "New Drug Application" or NDA.

Bioactive Peptide
Chemical substances composed of linked amino acids that can produce a pharmacological or physiological response in animals or man.

Bioadhesive
A pharmaceutical delivery system technology that firmly adheres to the site where it is applied.

Drug Delivery
To deliver or control the amount, rate and sometimes location of the release of a drug in the body to optimize therapeutic effect, convenience and dosage dependability.

Drug Efficacy
Effectiveness of a drug product.

FDA
The Federal Food and Drug Administration, the U.S. governmental agency that regulates the testing and sale of pharmaceutical and food products and governs industry participants.

Generic Drug
As used in this report, the terms "generic" and "generic drug" are used to refer to products that are promoted primarily as alternatives to more expensive brand name products which have the same active ingredients, strengths, dosage form and route of administration. Depending on the regulatory requirements for marketing these products, generic drugs may also be FDA-approved and rated as to their therapeutic equivalence to the corresponding brand name products. Where FDA pre-marketing approval requirements do not apply, however, FDA therapeutic equivalence ratings are not issued. In those situations in this Annual Report where an FDA rating is not clearly identified, there has been no determination of therapeutic equivalence of the non-branded product to the brand. In all cases, selection and dispensing of prescription drug products is governed by applicable state laws.

NDA
A New Drug Application which is submitted to the Food and Drug Administration to provide scientific evidence of safety and effectiveness of a particular drug for claimed indications.

Oral Controlled Release
A drug delivery system taken by mouth that provides a longer availability of drug than conventional dosage forms.

Site Specific
Drug delivery systems that deliver drug to a specific body tissue or anatomical site. These unique systems are designed to improve drug action, minimize dosage requirements and decrease drug side effects.

Tastemasking
The ability to either eliminate or minimize bad or disagreeable tastes.

Transmucosal
The act of delivering through mucosal tissue for systemic activity.

TRADEMARK INFORMATION

The following is a partial listing of KV Pharmaceutical Company trademarks:

FlavorTech, Gynazole-1, KV/24, LIQUETTE, METER RELEASE, Micro-K, MICRO RELEASE, NitroQuick, OraSite, OraQuick, PreCare, DESCOTE, SITE RELEASE, BioSert, DESTAB, DermaSite, MicroMask, OcuSite, OraSert, PreCare Conceive, PremesisRx, PrimaCare, PulmoSite, TransCell and VagiSite.

CORPORATE INFORMATION

Board of Directors

Victor M. Hermelin
Chairman

Marc S. Hermelin
Vice Chairman and Chief Executive Officer

Kevin S. Carlie
President, Stone Carlie and Company LLC

John P. Isakson
Retired since 1998; Vice President of Rexall Sundown (1993-1998)

Alan G. Johnson
Senior Vice President, Strategic Planning and Corporate Growth

Norman D. Schellenger
Retired since 1997; President of Whitby Pharmaceuticals 1992-97

Jean M. Bellin
Vice President, Luitpold Pharmaceuticals

Executive Officers

Victor M. Hermelin
Chairman

Marc S. Hermelin
Vice Chairman and Chief Executive Officer

Alan G. Johnson
Senior Vice President, Strategic Planning and Corporate Growth

Gerald R. Mitchell
Vice President, Treasurer and Chief Financial Officer

Headquarters

2503 South Hanley Road
St. Louis, MO 63144-2555
(314) 645-6600
Fax: (314) 644-2419

Independent Auditors

BDO Seidman, LLP
Chicago, IL

Corporate Counsel

Gallop, Johnson & Neuman, L.C.
St. Louis, Missouri

Equal Employment Opportunity

It is the continuing policy of KV Pharmaceutical Company to insure that no individual is discriminated against because of race, creed, color, national origin, religion, sex, age, handicap, or for having been a Vietnam era veteran, all as prescribed by law. This policy extends to recruitment, training programs, working conditions, promotions, use of Company facilities, benefit programs and all other terms and conditions of employment.

Number of Employees: 916

Stock Trading Symbol
Class A Common Stock - KVA
Class B Common Stock - KVB

Stock Exchange Listing
Class A Common Stock
Class B Common Stock
On the New York Stock Exchange

The number of holders of record of the Company's Class A and Class B Common Stock as of July 1, 2003 was 659 and 440 respectively (not separately counting shareholders whose shares are held in "nominee" or "street" names, which are estimated to represent approximately 6,000 additional shareholders for each class of common stock).

Common Stock Price Range

Class A

	Fiscal 2003		Fiscal 2002	
Quarter	High	Low	High	Low
First	31.95	25.12	27.75	16.50
Second	24.00	16.78	30.95	24.00
Third	23.66	15.00	29.50	23.79
Fourth	24.00	16.42	29.43	23.90

Class B

	Fiscal 2003		Fiscal 2002	
Quarter	High	Low	High	Low
First	33.00	26.25	33.50	16.25
Second	24.25	16.80	33.00	26.30
Third	23.90	15.31	32.46	26.80
Fourth	24.39	16.78	33.03	27.00

No cash dividends were paid on the Company's Class A and Class B Common Stock in fiscal 2003 and 2002.

Dividend Philosophy
The Company does not anticipate paying dividends in the near term on its Class A and Class B Common Stock. Earnings will be reinvested in drug delivery development, research, the development and acquisition of products and the expansion of the Ther-Rx (branded) and ETHEX (generics) businesses. Our Board of Directors reviews our dividend policy periodically.

Registrar, Stock Transfer Agent
For inquiries regarding address corrections of registration or stock certificate holdings please write:

UMB Bank, n.a.
Securities Transfer
P. O. Box 410064
Kansas City, MO 64141

Shareholder Telephone Support
UMB Bank, n.a.
(816) 860-3963
1-800-884-4225

Annual Shareholders' Meeting
August 28, 2003
9:00 a.m. (CDT)
St. Louis Club
Lewis & Clark Room, 16th Floor
7701 Forsyth Blvd.
Clayton, MO 63105

Inquiries
Inquiries regarding investment, consolidation of accounts, address corrections, changes of registration, and stock certificate holdings, contact:

UMB Bank, n.a.
Securities Transfer
P. O. Box 410064
Kansas City, MO 64141

Inquiries regarding receipt of corporate information such as Annual Report, 10-K or 10-Q, financial media relations or customer inquiries, contact:

KV Pharmaceutical Company
(314) 645-6600
Investor Relations Department
Catherine Biffignani, Ext. 5722

Website
For information on KV Pharmaceutical Company, its subsidiaries, financial information including annual report and SEC filings, current press release information, employment opportunities and the latest news, please visit our Company website at:
www.kvpharmaceutical.com


PHARMACEUTICAL



KV Pharmaceutical Company
2503 South Hanley Road
St. Louis, MO 63144
314-645-6600
www.kvpharmaceutical.com